As filed with the Securities and Exchange Commission on February 23, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
Mittal Steel Company N.V.
(Exact Name of Registrant as Specified in Its Charter)

Mittal Steel Company N.V.
(Translation of Registrant’s Name into English)

The Netherlands	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Hofplein 20
3032 AC Rotterdam
The Netherlands
+31 10 217 8800
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Carlos M. Hernandez, Esq.
Mittal Steel USA Inc.
1 S. Dearborn, 19th Floor
Chicago, Illinois 60603
(312) 899-3400
(Name, Address and Telephone Number of Agent For Service)

Copies To:

Henk Scheffer, Esq. Mittal Steel Company N.V. Hofplein 20 3032 AC Rotterdam The Netherlands +31 10 217 8819	Philip J. Niehoff, Esq. Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600	Gamal M. Abouali, Esq. Cleary Gottlieb Steen & Hamilton LLP 12, rue de Tilsitt 75008 Paris France +33 1 40 74 68 00	David Lopez, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2632

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate Offering	Aggregate	Registration
Securities to be Registered(1)	Registered(2)	Price Per Unit(2)	Offering Price(2)	Fee(2)
Guarantee of 6.500% Senior Notes due 2014 issued by Mittal Steel USA Inc.	$500,000,000	100%	$500,000,000	$15,350

(1)	This registration statement relates to the offer by Mittal Steel Company N.V. to guarantee fully and unconditionally the 6.500% Senior Notes due 2014 issued by Mittal Steel USA Inc. in return for the consent of the holders of such securities to amendments to the indenture under which such securities were issued.

(2)	The registration fee has been calculated in accordance with Rule 457 of the Securities Act of 1933, as amended. For purposes of this calculation, the maximum aggregate offering price, which is estimated solely for the purpose of calculating the registration fee, is the aggregate book value of the 6.500% Senior Notes due 2014 issued by Mittal Steel USA Inc. that would be amended and receive the guarantee registered hereby, which is $500,000,000.

PROSPECTUS / CONSENT SOLICITATION STATEMENT

Mittal Steel Company N.V.
Offer to Guarantee

6.500% Senior Notes due 2014
($500,000,000 principal amount outstanding)
(CUSIP No. 460377AB0)

of
Mittal Steel USA Inc.

The consent solicitation will expire at 5:00 p.m.,
New York City time, on March 8, 2007, unless extended.

Mittal Steel Company N.V. is offering to guarantee fully and unconditionally the above notes of its subsidiary, Mittal Steel USA Inc., in return for your consent to proposed amendments to the indenture under which the notes were issued. These proposed amendments would amend a covenant contained in the indenture governing the above notes to substitute the periodic reports Mittal Steel Company N.V. is required to file, furnish or transmit pursuant to Section 314(a) of the Trust Indenture Act, or TIA, for the periodic reports that Mittal Steel USA Inc. is required to file with the Securities and Exchange Commission, or SEC. The proposed amendments to the indenture and the obligation of Mittal Steel Company N.V. to guarantee the notes would be set forth in a supplemental indenture to be executed by Mittal Steel USA Inc., Mittal Steel Company N.V. and the trustee, promptly following the receipt by Mittal Steel USA Inc. of the consents of the holders of a majority in aggregate principal amount of the above notes to the proposed amendments. A holder of notes may revoke a previously submitted consent at any time prior to the execution of the supplemental indenture by following the procedures set forth in this prospectus/consent solicitation statement. If Mittal Steel USA Inc. receives the required consents, Mittal Steel Company N.V. will issue the guarantee contemporaneously with the execution of the supplemental indenture, and the guarantee of your notes will rank equal to all of Mittal Steel Company N.V.’s other existing and future senior unsecured indebtedness.

For a discussion of factors you should consider before you decide whether to consent, see “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus/consent solicitation statement is truthful or complete. Any representation to the contrary is a criminal offense.

The solicitation agent for the consent solicitation is:

Citigroup

The date of this prospectus/consent solicitation statement is February 23, 2007.

i

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Company Names

Unless indicated otherwise, or the context otherwise requires, references in this prospectus/consent solicitation statement to “Mittal Steel,” are to Mittal Steel Company N.V., formerly known as Ispat International N.V., and its subsidiaries (which include LNM Holdings N.V. and its subsidiaries and International Steel Group Inc. and its subsidiaries) (except with respect to the guarantee of the notes, in which case it refers only to Mittal Steel Company N.V.). “Ispat International” refers to Ispat International N.V. and its subsidiaries as they existed prior to the business combination with LNM Holdings on December 17, 2004 and to its predecessor companies for periods prior to the organization of Ispat International in 1997. “LNM Holdings” refers to LNM Holdings N.V. and its subsidiaries as they existed prior to their business combination with Ispat International on December 17, 2004 and to its predecessor companies for the periods prior to the organization of LNM Holdings. On December 20, 2004, LNM Holdings’ name was changed to Mittal Steel Holdings N.V. On December 28, 2005, Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G.

To the extent that references in this prospectus/consent solicitation statement are made with respect to time periods occurring before December 17, 2004, “Mittal Steel” means Ispat International and its subsidiaries and their predecessors adjusted after giving effect to the business combination with LNM Holdings and its subsidiaries and their predecessors. “ISG” refers to International Steel Group Inc. and its subsidiaries as they existed prior to their acquisition by Mittal Steel on April 15, 2005. Following the acquisition of ISG by Mittal Steel, ISG’s name was changed to “Mittal Steel USA ISG Inc.,” the operations were merged with Ispat Inland Inc. on December 31, 2005, and the name of the surviving entity was changed to Mittal Steel USA Inc. All references in this prospectus/consent solicitation statement to “Mittal Steel USA” refer to the combined operations of Mittal Steel USA ISG Inc. with Mittal Steel’s other U.S. operating subsidiary, Ispat Inland Inc. All references in this prospectus/consent solicitation statement to “Inland” refer to Ispat Inland Inc.

All references in this prospectus/consent solicitation statement to “Mittal Steel Kryviy Rih” refer to the operations of Kryvorizhstal, Ukraine which was acquired by Mittal Steel on November 25, 2005 and subsequently renamed OJSC Mittal Steel Kryviy Rih, or Mittal Steel Kryviy Rih.

All references in this prospectus/consent solicitation statement to “Hunan Valin” refer to Hunan Valin Steel Tube & Wire Company, China.

References to “Arcelor” refer to Arcelor, a “société anonyme” incorporated under Luxembourg law, having its registered office at 19 Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, and, where applicable, its consolidated subsidiaries. All references in this prospectus/consent solicitation statement to “Arcelor Brasil” refer to Arcelor Brasil S.A., a majority-owned subsidiary of Arcelor.

Financial Information

Except as otherwise noted below, all of the financial statements included or incorporated by reference in this prospectus/consent solicitation statement for Mittal Steel have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The financial records of each of the operating subsidiaries are maintained in the currency of the country in which such subsidiary is located using the statutory or generally accepted accounting principles of such country. For consolidation purposes, financial statements have been prepared in conformity with U.S. GAAP and expressed in U.S. dollars, the reporting currency of Mittal Steel’s consolidated financial statements.

For purposes of its regulatory filings in Europe relating to its listing on stock exchanges in Amsterdam, Brussels, Luxembourg, Madrid, Barcelona, Bilbao, Valencia and Paris, Mittal Steel also prepares, beginning with the fiscal year ended December 31, 2005, financial statements in accordance with International Financial Reporting Standards as endorsed by the European Union, or IFRS. The financial statements included or incorporated by reference in this prospectus/consent solicitation statement for Arcelor have been prepared in accordance with IFRS. In addition, the pro forma financial information included or incorporated by reference herein to reflect the acquisition of Arcelor by Mittal Steel and certain other events was prepared on the basis of IFRS. IFRS differs in certain significant respects from U.S. GAAP and therefore Mittal Steel’s financial statements prepared under IFRS are not comparable with its financial statements prepared under U.S. GAAP that are incorporated by reference herein. See “Summary of Certain Differences Between IFRS and U.S. GAAP.”

Commencing with its press release announcing its results for the third quarter of 2006, Mittal Steel’s financial information has been presented in accordance with IFRS. Mittal Steel’s Annual Report on Form 20-F with respect to the fiscal year ended December 31, 2006 will include financial statements prepared in accordance with IFRS. In addition, Mittal Steel intends to report its financial information in six operating segments: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and the Commonwealth of Independent States; Stainless Steel; and AM3S (trading and distribution).

Incorporated by reference in this prospectus/consent solicitation statement are: (i) the audited consolidated financial statements of Mittal Steel Company N.V. and its consolidated subsidiaries (adjusted after giving effect to the business combination with LNM Holdings, which has been accounted for on the basis of common control accounting), including the consolidated balance sheets as of December 31, 2004 and 2005, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2003, 2004 and 2005, and the unaudited condensed consolidated financial statements of Mittal Steel Company N.V. and its consolidated subsidiaries as of and for the six months ended June 30, 2006; (ii) the audited consolidated financial statements of ISG and its consolidated subsidiaries as of December 31, 2004 and 2003 and for each of the years in the two-year period ended December 31, 2004, and for the period from inception, February 22, 2002, through December 31, 2002, and the unaudited consolidated financial statements of Mittal Steel USA ISG Inc. (formerly known as International Steel Group Inc.) as of March 31, 2005 and for the three months ended March 31, 2004 and 2005; (iii) the unaudited pro forma condensed combined balance sheet as of June 30, 2006 and the unaudited pro forma condensed combined income statements for the year ended December 31, 2005 and for the six months ended June 30, 2006 of Mittal Steel Company N.V., adjusted after giving effect to the following transactions as if they occurred on June 30, 2006 for the pro forma condensed combined balance sheet and as if they occurred on January 1, 2005 for the pro forma condensed combined statements of income: (x) the acquisition by Mittal Steel of 100% of the common shares of ISG, (y) the acquisition by Mittal Steel of common shares and 3% 2017 bonds convertible/exchangeable into new and/or existing Arcelor shares, which we refer to herein as the OCEANEs, of Arcelor representing 94.2% of Arcelor’s share capital (on a fully diluted basis) and (z) the proposed acquisition by Mittal Steel of the remaining outstanding minority interests in Arcelor Brasil; (iv) the audited consolidated financial statements of Arcelor and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2005 and 2004, and the consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2005, 2004 and 2003, and the unaudited condensed consolidated financial statements of Arcelor and its consolidated subsidiaries, including the condensed consolidated balance sheets as of June 30, 2006 and December 31, 2005, and the condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the six-month periods ended June 30, 2006 and 2005; and (v) an extract of the full year and fourth quarter 2006 earnings release of Mittal Steel furnished to the SEC by Mittal Steel in its Current Report on Form 6-K, dated February 22, 2007.

On December 17, 2004, Ispat International N.V. completed its acquisition of LNM Holdings N.V. On December 20, 2004, LNM Holdings’ name was changed to Mittal Steel Holdings N.V. On December 28, 2005, Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G. As Ispat International N.V. and LNM Holdings N.V. were affiliates under common control, the acquisition of LNM Holdings N.V. was accounted for on the basis of common control accounting, which is similar to a previously permitted method of accounting known as “pooling-of-interests.” Therefore, these consolidated financial statements reflect the financial position and results of operations of Mittal Steel from the accounts of Ispat International N.V. and LNM Holdings N.V. as though Mittal Steel had been a stand-alone legal entity during 2003 and 2004. These consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been prepared using the historical basis in the assets and liabilities and the historical results of operations relating to Ispat International N.V. and LNM Holdings N.V. based on the separate records maintained for each of these businesses. Intercompany balances and transactions have been eliminated on consolidation.

The financial information and certain other information presented in a number of tables included or incorporated by reference in this prospectus/consent solicitation statement has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this prospectus/consent solicitation statement reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

PROSPECTUS/CONSENT SOLICITATION STATEMENT SUMMARY

This summary highlights basic information about Mittal Steel, Mittal Steel USA, the consent solicitation and the guarantee, but does not contain all information important to you. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the information appearing elsewhere in this prospectus/consent solicitation statement and the more detailed information contained in the documents incorporated by reference in this prospectus/consent solicitation statement.

Overview

Mittal Steel

Hofplein 20
3032 AC Rotterdam
The Netherlands
+31 10 217 8800

Mittal Steel is the world’s largest and most global steel producer with an annual production capacity of approximately 130 million tonnes. Mittal Steel has steel-making operations in 27 countries on four continents, including integrated, mini-mill and integrated mini-mill steel-making facilities. At year-end 2006, Mittal Steel had approximately 319,000 employees.

In 2006, Mittal Steel increased its size significantly by acquiring Arcelor, which, at the time of its acquisition, was the world’s second-largest steel producer by volume. On a pro-forma basis after giving effect to its combination with Arcelor, Mittal Steel had sales of approximately $72 billion for the year ended December 31, 2006 and steel shipments of approximately 111 million tonnes for the year ended December 31, 2006.

Mittal Steel produces a broad range of high-quality finished and semi-finished carbon steel products. Specifically, Mittal Steel produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. Mittal Steel sells its products in local markets and through its centralized marketing organization to a diverse range of customers in over 150 countries, including the automotive, appliance, engineering, construction and machinery industries.

Mittal Steel is registered at the Commercial Register in Rotterdam under number 24275428. Mittal Steel intends to merge with and into Arcelor, its subsidiary, with Arcelor being the surviving entity. In connection with the merger, Arcelor will be renamed ArcelorMittal, or a variation thereof, and that entity will be organized under the laws of Luxembourg. Upon the consummation of the merger, all of the debts, liabilities and duties of Mittal Steel, including the guarantee of the notes, will be transferred to ArcelorMittal by operation of law and any such debts, liabilities and duties, including the guarantee of the notes, will become the obligations of ArcelorMittal.

Mittal Steel USA

1 S. Dearborn, 19th Floor
Chicago, Illinois 60603
(312) 899-3400

Mittal Steel USA is one of North America’s largest steelmakers and serves a broad U.S. manufacturing base. Mittal Steel USA is a wholly owned subsidiary of Mittal Steel. On April 15, 2005, Mittal Steel acquired ISG, which was renamed Mittal Steel USA ISG Inc. Effective December 31, 2005, Mittal Steel USA ISG Inc. merged with another subsidiary of Mittal Steel, Ispat Inland. Mittal Steel USA ISG Inc. was the surviving subsidiary and was renamed Mittal Steel USA Inc. Both companies were indirect wholly owned subsidiaries of Mittal Steel. Mittal Steel USA has operations in 12 states of the United States with an annual raw steel production capability of approximately 31 million net tons. Mittal Steel USA sells carbon steel products and substantially all of its operations are in the United States.

Internet Site

Mittal Steel maintains an Internet site at the URL www.arcelormittal.com. Information contained in or otherwise accessible through this Internet site is not a part of this prospectus/consent solicitation statement. All references in this prospectus/consent solicitation statement to this Internet site are inactive textual references to this URL and are for your information only.

Use of Proceeds

Mittal Steel will not receive any cash proceeds from the issuance of its guarantee of the notes.

The Consent Solicitation

The Notes:	6.500% Senior Notes due 2014 issued by Mittal Steel USA, which are referred to in this prospectus/consent solicitation statement as the notes.

The Indenture:	The notes were issued under an Indenture, dated as of April 14, 2004, as supplemented by a First Supplemental Indenture, dated as of August 23, 2004, by and among Mittal Steel USA (formerly known as ISG), certain subsidiaries of Mittal Steel USA and The Bank of New York, as trustee, which indenture, as so supplemented, is referred to in this prospectus/consent solicitation statement as the indenture and has been incorporated by reference into the registration statement of which this prospectus/consent solicitation statement forms a part.

The Consent Solicitation:	Mittal Steel USA is soliciting consents from the holders of the notes to the proposed amendments described below. See “The Consent Solicitation.”

Record Date:	February 22, 2007.

Proposed Amendments:	Mittal Steel USA is making the consent solicitation to amend a covenant contained in the indenture allowing it to substitute the periodic reports that Mittal Steel is required to file, furnish or transmit pursuant to Section 314(a) of the TIA for the periodic reports that Mittal Steel USA files with the SEC. The proposed amendments would eliminate the obligation of Mittal Steel USA to file periodic reports with the SEC so long as Mittal Steel guarantees the notes and complies with Section 314(a) of the TIA.

Supplemental Indenture:	The proposed amendments to the indenture and Mittal Steel’s obligation to guarantee the notes would be set forth in a supplemental indenture to be executed by Mittal Steel USA, Mittal Steel and the trustee, promptly following the receipt by Mittal Steel USA of the required consents to the proposed amendments. If the proposed amendments become effective, the indenture, as amended, will apply to each holder of the notes, regardless of whether a particular holder delivered a consent to the proposed amendments.

Expiration Date; Extension; Waiver; Amendment; Termination:	The consent solicitation will expire at 5:00 p.m., New York City time, on March 8, 2007, unless extended by Mittal Steel USA. Mittal Steel USA expressly reserves the right to waive or modify any term of, or terminate, the consent solicitation.

Required Consents:	Holders of the notes must grant (and not revoke) valid consents in respect of a majority in aggregate principal amount of all outstanding notes to approve the proposed amendments. As of the date of this prospectus/consent solicitation statement, the aggregate outstanding principal amount of the notes was $500,000,000.

Procedures for Delivering Consents:	In order to consent to the proposed amendments to the indenture, a holder of notes must execute and deliver to the consent agent a copy of the accompanying letter of consent relating to the indenture, or cause the letter of consent to be delivered to the consent agent on the holder’s behalf, before the expiration date, in accordance with the procedures described in “The Consent Solicitation — Procedures for Delivering Consents.”

Revocation of Consents:	A holder of notes may revoke a previously submitted consent at any time prior to the execution of the supplemental indenture by following the procedures set forth in “The Consent Solicitation — Revocation of Consents.” Any notice of revocation received after the execution of the supplemental indenture will not be effective, even if received prior to the expiration date.

Guarantee:	Mittal Steel is offering to fully and unconditionally guarantee Mittal Steel USA’s payment obligations under the notes and the indenture on a senior, unsecured basis, if the proposed amendments to the indenture become effective. If Mittal Steel USA receives the required consents, Mittal Steel will issue the guarantee contemporaneously with the execution of the supplemental indenture. If the guarantee is issued and Mittal Steel USA cannot make any payment on any of the notes, Mittal Steel would be required to make the payment instead.

Material United States Federal Income Tax Consequences:	Although the issue is not free from doubt, holders of notes should not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the implementation of the proposed amendments to the indenture and the provision of Mittal Steel’s guarantee. See “Material United States Federal Income Tax Consequences.”

Solicitation Agent:	The solicitation agent for the consent solicitation is Citigroup Global Markets Inc.

Consent Agent:	The consent agent for the consent solicitation is The Bank of New York.

Information Agent:	The information agent for the consent solicitation is Global Bondholder Services Corporation. Additional copies of this prospectus/consent solicitation statement, the letter of consent and other related materials may be obtained from the information agent.

Risk Factors:	You should read the “Risk Factors” section beginning on page 7 of this prospectus/consent solicitation statement, as well as other cautionary statements included or incorporated by reference into this prospectus/consent solicitation statement, to ensure that you understand the risks associated with the consent solicitation and the guarantee.

RISK FACTORS

Before you decide to consent to the proposed amendments to the indenture, you should consider the factors set forth below as well as those set forth under the caption “Risk Factors” in Mittal Steel’s Annual Report on Form 20-F for the year ended December 31, 2005 and in Mittal Steel’s Current Report on Form 6-K, dated July 7, 2006, which sections are incorporated by reference into this prospectus/consent solicitation statement. See “Where You Can Find More Information.”

The guarantee of the notes will be unsecured and effectively subordinated to Mittal Steel’s secured debt, which makes the claims of holders of secured debt senior to the claims of holders of the guarantee. In the event Mittal Steel merges with Arcelor, its subsidiary, the guarantee will be effectively subordinated to the secured debt of the surviving entity, ArcelorMittal.

Mittal Steel’s guarantee of the notes will be unsecured. As of December 31, 2006, Mittal Steel and its subsidiaries had approximately $807 million of secured debt outstanding. The holders of any secured debt that Mittal Steel might have may foreclose on any assets securing the debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of any secured debt that Mittal Steel may have also would have priority over unsecured creditors in the event of Mittal Steel’s liquidation. In the event of Mittal Steel’s bankruptcy, liquidation or similar proceeding, the holders of secured debt that Mittal Steel may have would be entitled to proceed against their collateral, and that collateral will not be available for payment of unsecured debt, including Mittal Steel’s guarantee of the notes. As a result, the guarantee will be effectively subordinated to any secured debt that Mittal Steel may have. In the event Mittal Steel merges with Arcelor, its subsidiary, the guarantee will be effectively subordinated to any secured debt that the surviving entity, ArcelorMittal may have.

The guarantee of the notes will be effectively subordinated to the liabilities of Mittal Steel’s subsidiaries, which may reduce Mittal Steel’s ability to use the assets of its subsidiaries to make payments on the guarantee. In the event Mittal Steel merges with Arcelor, its subsidiary, the guarantee will be effectively subordinated to the liabilities of the subsidiaries of the surviving entity, ArcelorMittal.

Mittal Steel’s subsidiaries will not be obligated to make payment on the guarantee of the notes and therefore the guarantee will be effectively subordinated to all existing and future indebtedness and other liabilities of Mittal Steel’s subsidiaries. In the event Mittal Steel merges with Arcelor, its subsidiary, the guarantee will be effectively subordinated to all existing and future indebtedness and other liabilities of the subsidiaries of the surviving entity, ArcelorMittal. In the event of a bankruptcy, liquidation or similar proceeding of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to Mittal Steel or ArcelorMittal, as the case may be. In addition, certain subsidiaries of Mittal Steel, including Mittal Steel USA, are currently and may in the future be parties to agreements that restrict their ability to pay dividends and make other distributions to Mittal Steel, to repay loans or advances from Mittal Steel and to transfer property or assets to Mittal Steel. As of December 31, 2006, Mittal Steel’s subsidiaries had approximately $26.6 billion of outstanding indebtedness (excluding intercompany debt and liabilities and accounts payable incurred in the ordinary course of business).

Mittal Steel’s financial performance and other factors could adversely impact its ability to make payments on the guarantee. In the event Mittal Steel merges with Arcelor, its subsidiary, the same factors could adversely impact the ability of the surviving entity, ArcelorMittal, to make payments on the guarantee.

Mittal Steel’s ability to make scheduled payments with respect to its indebtedness, including the guarantee, will depend on Mittal Steel’s financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. In the event Mittal Steel merges with Arcelor, its subsidiary, the same factors could adversely impact the ability of the surviving entity, ArcelorMittal, to make payments on the guarantee.

Mittal Steel will not be subject to the covenants contained in the indenture, and consequently Mittal Steel could take actions that are adverse to the holders of notes without their consent. In the event Mittal Steel merges with Arcelor, its subsidiary, the surviving entity, ArcelorMittal, will also be able to take actions that are adverse to the holders of notes without their consent.

Even if the proposed amendments to the indenture become effective and Mittal Steel guarantees the notes, Mittal Steel will not be subject to the covenants contained in the indenture and the guarantee will not otherwise restrict Mittal Steel’s operations. Consequently, Mittal Steel will be permitted to take actions that are adverse to the interests of the note holders, such as selling all or substantially all of its assets, without the note holders’ consent. For the same reasons, in the event Mittal Steel merges with Arcelor, its subsidiary, the surviving entity, ArcelorMittal, will also be able to take actions that are adverse to the holders of notes without their consent.

The implementation of the proposed amendments to the indenture and the provision of Mittal Steel’s guarantee of the notes could constitute a taxable event for the holders of the notes.

The adoption of the proposed amendments and the provision of Mittal Steel’s guarantee of the notes should not constitute a taxable event for holders under the Internal Revenue Code of 1986, as amended. However, these actions could be treated as significant modifications of the notes resulting in a “deemed” exchange, which might not be treated as a recapitalization for U.S. federal income tax purposes. If the implementation of the proposed amendments and the provision of Mittal Steel’s guarantee were treated in this manner, a holder would recognize gain or loss in an amount equal to the difference, if any, between the amount realized by the holder in the “deemed” exchange and the holder’s adjusted tax basis in the notes deemed to be exchanged. See “Material United States Federal Income Tax Consequences.”

Dutch law may permit the guarantee to be voided, and if that occurs, the note holders’ ability to receive payments on the guarantee may be adversely affected. In the event Mittal Steel merges with Arcelor, its subsidiary, and the surviving entity, ArcelorMittal, is organized under Luxembourg law, similar risks will be faced under the laws of Luxembourg.

If a Dutch company grants a guarantee and the granting of such guarantee transgresses the objects of such company, the guarantee may be nullified at the request of the Dutch company, its receiver and its administrator (bewindvoerder) upon order of a court. As a consequence, the guarantee would not be valid, binding and enforceable against the Dutch company. In determining whether the objects of a legal entity are transgressed by the granting of such guarantee, the Dutch courts would consider the text of the objects clause in the articles of association of the company and whether the company derives certain commercial benefits from the transaction in respect of which the guarantee was granted. Mittal Steel’s objects clause allows it to provide security for or to undertake the obligations of third parties. In addition, if it is determined that there are no, or insufficient, commercial benefits from the transaction for the company that grants the guarantee, then such company (and its receiver and its administrator (bewindvoerder)) may contest the enforcement of the guarantee. Such benefit may, according to Dutch case law, consist of an indirect benefit derived by the company as a consequence of the interdependence of such company with the group of companies to which it belongs. In addition, it is relevant whether, as a consequence of the granting of the guarantee, the continuity of such company would foreseeably be endangered by the granting of such guarantee or an unreasonable burden would be imposed on the company in relation to the benefit that it derives from providing such group security.

Mittal Steel is currently a Dutch company, but intends to merge with and into Arcelor, its subsidiary, with Arcelor being the surviving entity. In connection with the merger, Arcelor will be renamed ArcelorMittal, or a variation thereof, and that entity will be organized under the laws of Luxembourg. If that occurs, holders of notes will face similar risks under the laws of Luxembourg.

Dutch insolvency laws may adversely affect a recovery by the holders of the notes under Mittal Steel’s guarantee. In the event Mittal Steel merges with Arcelor, its subsidiary, and the surviving entity, ArcelorMittal, is organized under Luxembourg law, the insolvency laws of Luxembourg may also adversely affect recovery under the guarantee.

Mittal Steel is currently organized under the laws of The Netherlands. Therefore, until such time as Mittal Steel or any successor to Mittal Steel is organized under the laws of a different jurisdiction, any insolvency proceedings relating to Mittal Steel would likely be governed by Dutch insolvency laws, which differ significantly from insolvency laws in the United States. As a result of those differences, Dutch insolvency laws may make it more difficult for holders of the notes to effect a restructuring of Mittal Steel or to recover the amount they would have recovered in a liquidation or bankruptcy proceeding in the United States. There are two primary insolvency regimes under Dutch law. The first, moratorium of payment (surséance van betaling), is intended to facilitate the reorganization of a debtor’s debts and enable the debtor to continue as a going concern. The second, bankruptcy (faillissement), is primarily designed to liquidate the assets and distribute the proceeds of a debtor to its creditors.

Upon commencement of moratorium of payment proceedings, the court will grant a provisional moratorium. A definitive moratorium will generally be granted upon the approval of a qualified majority of the unsecured creditors, which would include the holders of the notes as beneficiaries of the unsecured guarantee. In both cases, creditors will be precluded from attempting to recover their claims from the assets of the debtor. This moratorium is subject to exceptions, the most important of which excludes secured and preferential creditors (such as tax and social security authorities) from the protection of the moratorium. Unlike Chapter 11 proceedings under U.S. bankruptcy law, during which both secured and unsecured creditors are generally barred from seeking to recover on their claims, during a Dutch moratorium of payments, secured and preferential creditors may proceed against the assets that secure their claims to satisfy their claims. A recovery under Dutch law, therefore, could involve a sale of the assets of the debtor in a manner that does not reflect the going concern value of the debtor. Also in a definitive moratorium of payments, a composition (akkoord) may be offered to creditors. A composition will be binding on all unsecured and non-preferential creditors if it is (i) approved by a simple majority at a meeting of the recognized and admitted creditors representing at least 50% of the amount of the recognized and admitted claims, and (ii) subsequently ratified (gehomologeerd) by the court. Consequently, Dutch insolvency laws could preclude or inhibit the ability of the holders of the notes to effect a restructuring of Mittal Steel and could reduce their recovery in a Dutch moratorium of payments. As of December 31, 2006, Mittal Steel and its subsidiaries had approximately $807 million of secured debt outstanding.

In connection with Dutch bankruptcy proceedings, the assets of a debtor are generally liquidated and the proceeds distributed to the debtor’s creditors on the basis of the respective rank and priority of the claims of those creditors. Certain creditors (such as secured creditors and tax and social security authorities) will have special rights that may adversely affect the interests of holders of the notes. The claim of a creditor may be limited depending on the date the claim becomes due and payable in accordance with its terms. Generally, claims of the holders of the notes that were not due and payable by their terms on the date of the relevant guarantor’s bankruptcy will be accelerated and become due and payable as of that date. Each of these claims will have to be submitted to the receiver of Mittal Steel to be verified by the receiver. “Verification” under Dutch law means the determination of the value of the claim and whether and to what extent it will be admitted in the bankruptcy proceedings. The valuation of such claims may be based on a net present value analysis. Interest payments that fall due after the date of the bankruptcy cannot be verified. The existence, value and ranking of any claims submitted by the holders of the notes may be challenged in the Dutch bankruptcy proceedings. Generally, in a creditors’ meeting (verificatie vergadering), the receiver, the insolvent debtor and all verified creditors may dispute the verification of claims of other creditors. Creditors whose claims or value thereof are disputed in the creditors meeting may be referred to separate court proceedings (renvooi procedure). These renvooi procedures could cause holders of the notes to recover less than the principal amount of their notes or less than they could recover in a U.S. liquidation. Such renvooi procedures could also cause payments to the holders of the notes to be delayed compared with holders of undisputed claims.

Mittal Steel is currently a Dutch company, but intends to merge with and into Arcelor, its subsidiary, with Arcelor being the surviving entity. In connection with the merger, Arcelor will be renamed ArcelorMittal, or a variation thereof, and that entity will be organized under the laws of Luxembourg. If that occurs, holders of notes will face similar risks under the insolvency laws of Luxembourg.

As a foreign private issuer, Mittal Steel is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to holders of the notes, and Mittal Steel will prepare future financial statements in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. In the event Mittal Steel merges with Arcelor, its subsidiary, the same limitations will likely apply with respect to the periodic reports prepared by the surviving entity, ArcelorMittal, and ArcelorMittal will prepare financial statements in accordance with IFRS.

As a foreign private issuer, Mittal Steel is not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and therefore there may be less publicly available information about Mittal Steel than if it was a U.S. domestic issuer. In addition, Mittal Steel will prepare future financial statements in accordance with IFRS and not U.S. GAAP. IFRS differs in certain significant respects from U.S. GAAP. See “Summary of Certain Differences Between IFRS and U.S. GAAP.” As a result, if the proposed amendments to the indenture become effective, you may not receive or have access to the same amount of publicly available information about Mittal Steel as you currently have access to or receive with respect to Mittal Steel USA, which is a U.S. domestic issuer, and the financial statements you will receive will not be prepared in accordance with U.S. GAAP. In the event Mittal Steel merges with Arcelor, its subsidiary, the same limitations will likely apply with respect to the periodic reports prepared by the surviving entity, ArcelorMittal, and ArcelorMittal will prepare financial statements in accordance with IFRS.

You may be unable to enforce actions against Mittal Steel, certain of its directors and officers or the experts named in this prospectus/consent solicitation statement under U.S. laws, including the civil liability provisions of U.S. federal securities laws. In the event Mittal Steel merges with Arcelor, its subsidiary, the same limitations will likely apply with respect to the surviving entity, ArcelorMittal.

Mittal Steel is currently organized under the laws of The Netherlands and its successor, ArcelorMittal, will be organized under the laws of Luxembourg following Mittal Steel’s intended merger with and into Arcelor, its subsidiary. The majority of Mittal Steel’s assets are located outside the United States and a majority of its directors and officers and some of the experts named in this prospectus/consent solicitation statement reside outside the United States. Service of process upon Mittal Steel and such persons may be difficult or impossible to effect within the United States. For the same reasons, it may be difficult or impossible to enforce in U.S. courts or outside the United States judgments obtained against the directors and officers of Mittal Steel in U.S. courts and to enforce in U.S. courts judgments obtained against the directors and officers of Mittal Steel in courts in jurisdictions outside the United States. Furthermore, because the majority of Mittal Steel’s assets, and substantially all of the assets of its non-U.S. directors and officers and some of the experts named in this prospectus/consent solicitation statement are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of U.S. federal securities laws, against Mittal Steel or any of such persons may not be collectible within the United States. In the event Mittal Steel merges with Arcelor, its subsidiary, the same limitations will likely apply with respect to the surviving entity, ArcelorMittal.

There is also doubt as to the enforceability in The Netherlands and in Luxembourg in original actions or actions for enforcement of judgments of U.S. courts of civil liabilities predicated solely upon the U.S. federal securities laws. In addition, the United States does not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters with The Netherlands or Luxembourg. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be immediately enforceable in The Netherlands or in Luxembourg. See “Service of Process and Enforceability of Civil Liabilities.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus/consent solicitation statement and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements concerning the financial condition, the results of operations and the business of Mittal Steel, including its acquired subsidiaries, the anticipated financial and other benefits resulting from Mittal Steel’s acquisitions, the proposed merger of Mittal Steel with and into Arcelor, its subsidiary, and Mittal Steel’s plans and objectives following these transactions. These statements usually contain the words “believes,” “plans,” “expects,” “anticipates,” “intends,” “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of Mittal Steel. These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to update publicly or revise any forward-looking statements made in this prospectus/consent solicitation statement or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this prospectus/consent solicitation statement, it is believed that the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	costs or difficulties related to the integration of acquisitions, including the acquisition of Arcelor by Mittal Steel, may be greater than expected;

•	the risk of unexpected consequences resulting from acquisitions;

•	operating results following acquisitions may be lower than expected;

•	Mittal Steel’s ability to manage its growth;

•	uncertainty as to the actions of the Mittal family, Mittal Steel’s significant shareholder;

•	the timing of realization of cost savings expected to result from acquisitions;

•	the risk that demand and supply of steel products in China and other developing economies may result in falling steel prices;

•	the risk of decreasing prices for Mittal Steel’s products and other forms of competition in the steel industry;

•	the risk of labor disputes;

•	the risk of significant supply shortages and increasing costs of raw materials, energy and transportation;

•	any downgrade of Mittal Steel’s credit rating;

•	Mittal Steel’s ability to refinance existing debt and obtain new financing on acceptable terms to finance its growth;

•	Mittal Steel’s ability to operate within the limitations imposed by financing arrangements;

•	Mittal Steel’s ability to attract and retain talented management;

•	Mittal Steel’s ability to fund underfunded pension liabilities;

•	general economic conditions, whether globally, nationally or in the market areas in which Mittal Steel conducts business;

•	the risk of disruption or volatility in the economic, political or social environment in the countries in which Mittal Steel conducts business;

•	the risk of disruptions to Mittal Steel’s operations;

•	the risk of unfavorable changes to the tax laws and regulations in the countries in which Mittal Steel operates;

•	the risk that Mittal Steel may not be able to fully utilize its deferred tax assets;

•	Mittal Steel’s ability to operate successfully within a cyclical industry;

•	increased competition from substitute materials, such as aluminum;

•	mining risks;

•	damage to Mittal Steel’s production facilities due to natural disasters;

•	the risk that Mittal Steel’s insurance policies will provide limited coverage;

•	the risk of product liability claims adversely affecting Mittal Steel’s operations;

•	fluctuations in currency exchange and interest rates;

•	expenditures and senior management time required in connection with Mittal Steel’s compliance with the Sarbanes-Oxley Act of 2002;

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety, and those resulting from international agreements and treaties related to trade, accession to the EU or otherwise; and

•	the threat, institution or adverse determination of claims against Mittal Steel.

Some of these factors are discussed in more detail in this prospectus/consent solicitation statement and under the caption “Risk Factors” in each of Mittal Steel’s Annual Report on Form 20-F for the year ended December 31, 2005 and Mittal Steel’s Current Report on Form 6-K, dated July 7, 2006, which sections are incorporated by reference into this prospectus/consent solicitation statement.

RATIO OF EARNINGS TO FIXED CHARGES

Mittal Steel’s ratio of earnings to fixed charges for the periods indicated below was as follows:

							Pro Forma
							Fiscal Year		Pro Forma
							Ended	Six Months	Six Months
	Fiscal Year Ended December 31,						December 31,	Ended	Ended
	2001		2002	2003	2004	2005	2005	June 30, 2006	June 30, 2006

Ratio of earnings to fixed charges	—	(1)	3.2	7.1	22.7	14.1	15.5	9.7	9.4

(1)	The ratio coverage for 2001 is less than 1:1. Mittal Steel would have had to generate additional earnings of $264 million in 2001 to achieve a ratio of 1:1.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represent consolidated net income before extraordinary charges, income allocable to minority interests in consolidated entities that incurred fixed charges, consolidated provision for income taxes, fixed charges less interest capitalized, and undistributed earnings of less-than-50% owned affiliates. Fixed charges include interest expensed and capitalized and the interest portion of rental obligations. The unaudited pro forma ratios of earnings to fixed charges give effect to (i) the acquisition by Mittal Steel of 100% of the common shares of ISG, (ii) the acquisition by Mittal Steel of common shares and OCEANEs of Arcelor representing 94.2% of Arcelor’s share capital (on a fully diluted basis) and (iii) the proposed acquisition by Mittal Steel of the remaining outstanding minority interests in Arcelor Brasil. The historical ratios of earnings to fixed charges were prepared in accordance with U.S. GAAP. The unaudited pro forma ratios of earnings to fixed charges were prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. See “Summary of Certain Differences Between IFRS and U.S. GAAP.”

CAPITALIZATION

The following table sets forth the consolidated capitalization of Mittal Steel as of December 31, 2006. This table was prepared in accordance with IFRS. You should read this table in conjunction with the financial statements and other financial information included and incorporated by reference in this prospectus/consent solicitation statement that were prepared in accordance with IFRS.

As of
December 31,
2006
(In millions)

Short-term debt:
Payable to banks and current portion of long-term debt	4,922

Total short-term debt	$4,922

Long-term debt, net of current portion(1)(2)	21,645

Equity:
Total shareholders’ equity	42,127
Minority interests	8,064

Total equity	50,191

Total capitalization including minority interest	$71,836

(1)	Mittal Steel’s total long-term debt and total capitalization will not change as a result of the issuance of the guarantee of the notes.

(2)	Of total debt, of which $4,922 is short-term and $21,645 is long-term, $807 is secured and $25,760 is unsecured.

USE OF PROCEEDS

Mittal Steel will not receive any cash proceeds from the issuance of its guarantee of the notes.

     RECENT DEVELOPMENTS

New Dividend Policy and Share Buy-Back Program

On September 27, 2006, Mittal Steel announced that its board of directors agreed upon a new dividend and cash distribution policy. The new policy will be proposed to Mittal Steel’s shareholders at the next general meeting. The new policy provides a mechanism that will allow Mittal Steel to honor its commitment of returning 30% of net income to shareholders every year through an annual base dividend, supplemented by additional share buy-backs. Mittal Steel’s board of directors proposed an annual base dividend of $1.30 (approximately 1 Euro at the current exchange rate). This base dividend has been designed to guarantee a minimum payout per year and would rise in order to reflect the underlying growth of Mittal Steel. Payment of this dividend will be on a quarterly basis.

In addition to this dividend, Mittal Steel’s board of directors proposed a share buy-back program, tailored to match the 30% distribution pay-out commitment. As a consequence, the sum of the annual base dividend and the share-buy back program each year will represent 30% of annual net income. Based on the annual net earnings announced for the twelve months ended December 31, 2006, Mittal Steel will implement a $590 million share buy-back and a cash dividend of approximately $1.8 billion. This new distribution policy will be implemented as of January 1, 2007 for the 2006 results, subject to shareholder approval.

ThyssenKrupp Lawsuit

As previously reported, on December 22, 2006, ThyssenKrupp AG initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel had breached a letter agreement between Mittal Steel and ThyssenKrupp, dated January 26, 2006, with respect to the sale of Dofasco Inc., a North American steelmaker, to ThyssenKrupp.

The January 26, 2006 letter agreement between Mittal Steel and ThyssenKrupp provided that, if Mittal Steel was successful in its tender offer for Arcelor and was able to exert management control “with the ability to sell Dofasco,” Mittal Steel would cause Arcelor to sell Dofasco to ThyssenKrupp. During March and April 2006, Arcelor acquired 100% of the shares of Dofasco. On April 3, 2006, Arcelor transferred 89% of the shares of Dofasco to the Strategic Steel Stichting, an independent foundation under Dutch law, thereby removing Arcelor’s ability to sell or otherwise dispose of such shares without the Stichting’s consent or without the Stichting being dissolved. On June 25, 2006, Mittal Steel and Arcelor agreed to the terms of a recommended offer, pursuant to which Mittal Steel has acquired over 94% of the stock of Arcelor.

ThyssenKrupp alleged that Mittal Steel had breached the letter agreement by failing to cause Arcelor to initiate litigation against the Stichting to force the Stichting to transfer the Dofasco shares to Arcelor so as to permit their sale to ThyssenKrupp. The suit sought, among other things, a court order directing Mittal Steel to cause Arcelor to commence summary proceedings in the Dutch courts to force the Stichting to return the Dofasco shares to Arcelor. On January 23, 2007, the District Court in Rotterdam denied ThyssenKrupp’s petition for an order.

Potential Asset Divestitures

On August 1, 2006, in order to resolve certain U.S. competition concerns, the U.S. Department of Justice filed with the U.S. District Court in Washington, D.C. a consent decree in which Mittal Steel agreed to use its best efforts to sell Dofasco to ThyssenKrupp or, if Dofasco cannot be sold due to the Stichting, to sell either its Weirton or Sparrows Point facility at the election of the Department of Justice.

On February 20, 2007, the U.S. Department of Justice informed Mittal Steel that it had selected the Sparrows Point steel mill located near Baltimore, Maryland for divestiture under the consent decree. The selection of Sparrows Point by the Department of Justice ends the period during which Mittal Steel must hold Dofasco separate from its operations.

Mandatory Tender Offer to Minority Shareholders in Arcelor Brasil

On September 25, 2006, the Comissão de Valores Mobiliários, the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the ruling of the Comissão de Valores Mobiliários, or CVM, Mittal Steel is required to offer to the shareholders of Arcelor Brasil the same value indirectly paid for the Arcelor Brasil shares held by Arcelor when Mittal Steel consummated its offer for Arcelor. On October 26, 2006, Mittal Steel filed with the CVM a request for registration with respect to such offer, and filed an amended request on January 11, 2007. As per the amended request for registration filed by Mittal Steel, the value to be offered per Arcelor Brasil share is €12.12, which we refer to as the Reference Value, for a total value of approximately €2.6 billion (approximately $3.4 billion) for all outstanding Arcelor Brasil shares held by minority shareholders. Under the terms of the offer as reflected in Mittal Steel’s amended request for registration, Arcelor Brasil shareholders tendering their shares will receive consideration in one of two forms, at the option of the holder. The two forms are cash or a mixture of cash (for 30.4% of the Reference Value) and Mittal Steel class A common shares (for 69.6% of the Reference Value).

On February 12, 2007, the CVM issued a letter stating that, according to the CVM’s interpretation of the applicable rules, the value Mittal Steel should offer per Arcelor Brasil share should be €4.57 in cash and 0.3942 Mittal Steel class A common shares, subject to a number of adjustments. Mittal Steel estimates that, based on the CVM’s requirements set forth in its letter and assuming all eligible holders of Arcelor Brasil shares accepted the mixed consideration option, the total consideration paid would be approximately €974 million (approximately $1.26 billion) in cash and approximately 84,038,864 Mittal Steel class A common shares. The decision of the CVM is subject to administrative appeal and appeal before the Brazilian courts. Mittal Steel is presently evaluating its options in respect of such decision.

THE CONSENT SOLICITATION

Introduction

Mittal Steel USA is seeking valid and unrevoked consents of registered holders of a majority in aggregate principal amount of the notes outstanding at the close of business on February 22, 2007, the record date for determining the holders of the notes entitled to deliver consents in connection with this consent solicitation. As of the record date, the principal amount of the notes outstanding was $500,000,000.

If holders of a majority in aggregate principal amount of the notes consent to the proposed amendments, Mittal Steel will become a guarantor of the notes and will fully and unconditionally guarantee the due and punctual payment of the principal of, and any accrued but unpaid interest in respect of, the notes when and as the same shall become due and payable. Obligations under Mittal Steel’s guarantee with respect to the notes will be senior and unsecured, and will rank equal in right of payment with all of Mittal Steel’s existing and future senior, unsecured debt. As of December 31, 2006, Mittal Steel and its subsidiaries had approximately $25.8 billion of senior, unsecured debt outstanding.

Description of the Proposed Amendments

Mittal Steel USA is soliciting the consents of the holders of the notes to the proposed amendments with respect to the indenture. The proposed amendments and Mittal Steel’s obligation to guarantee the notes would be set forth in a supplemental indenture to the indenture to be executed by Mittal Steel USA, Mittal Steel and the trustee, promptly following the receipt by Mittal Steel USA of the required consents to the proposed amendments. If the proposed amendments become operative, the indenture, as amended by the supplemental indenture, would apply to holders of the notes.

The supplemental indenture to the indenture will become effective upon execution by Mittal Steel USA, Mittal Steel and the trustee. If the supplemental indenture is executed and the proposed amendments become operative, holders of notes will be bound by the supplemental indenture, even if they have not consented to the proposed amendments. Until the proposed amendments become operative, however, the indenture, without giving effect to the proposed amendments, will remain in effect.

The following is a summary of the key provisions of the proposed amendments to the indenture. Please see Annex A to this prospectus/consent solicitation statement for a complete description of the text of the proposed amendments to the indenture. The following summary is qualified by reference to the full provisions of the indenture and the form of supplemental indenture, which indenture has been incorporated by reference into, and which form of supplemental indenture has been filed as an exhibit to, the registration statement of which this prospectus/consent solicitation statement forms a part.

Amendment to Reporting Covenant

The “Reports” covenant in the indenture requires, so long as any notes are outstanding, Mittal Steel USA to file periodic reports on Forms 10-Q, 10-K and 8-K with the SEC within the time periods prescribed by the SEC’s rules and regulations, even if Mittal Steel USA is not required to do so by the SEC. If the SEC does not accept such filings for any reason, Mittal Steel USA is required to post such reports on its website within the time periods that would apply with respect to such reports if Mittal Steel USA was required to file them with the SEC. If such reports are not accepted by the SEC and are generally not available on Mittal Steel USA’s website within the applicable time periods, Mittal Steel USA is required to furnish copies of such reports to the holders of the notes free of charge.

In an effort to eliminate the expense associated with continuing to produce and file or provide such reports, Mittal Steel USA is seeking consents to amend the “Reports” covenant in the indenture to substitute the periodic reports that a parent guarantor is required to file, furnish or transmit pursuant to Section 314(a) of the TIA for the periodic reports that Mittal Steel USA files with the SEC. In general, among other things, Section 314(a) of the TIA requires issuers to file with the indenture trustee such periodic reports and other related information that they are required to file with the SEC pursuant to Section 13(a) or Section 15(d) of the Exchange Act. If an

issuer is not subject to Section 13(a) or Section 15(d) of the Exchange Act, Section 314(a) of the TIA requires the issuer to file with the indenture trustee and the SEC such periodic reports and other related information as are required by the SEC’s rules and regulations prescribed under Section 314(a) of the TIA.

As a result, if the proposed amendments become effective, following the issuance of a parent guarantee of the notes, Mittal Steel USA would be relieved of its obligations under the “Reports” covenant so long as the parent guarantor complies with Section 314(a) of the TIA. Therefore, if the proposed amendments become effective, as the current parent of Mittal Steel USA, Mittal Steel’s periodic reports would be substituted for Mittal Steel USA’s periodic reports. If for any reason Mittal Steel USA’s parent does not issue a parent guarantee or fails to comply with Section 314(a) of the TIA, Mittal Steel USA would be obligated to comply with the “Reports” covenant in the indenture.

Revision of Certain Definitions and Other Text

In connection with the proposed amendments described above, new defined terms would be added to the indenture. Please see Annex A to this prospectus/consent solicitation statement and the form of supplemental indenture for a more complete description of those amendments. In addition, Mittal Steel USA reserves the right to make certain technical changes to the indenture pursuant to the provisions thereof and to include such changes in the supplemental indenture. Any such technical changes will not affect the substantive rights of the holders of the notes, other than as described above.

The proposed amendments would also delete or amend or be deemed to have deleted or amended any provisions in the notes corresponding to the provisions in the indenture that are deleted or amended by virtue of the proposed amendments.

Expiration Date; Extension; Waiver; Amendment; Termination

The consent solicitation will expire at 5:00 p.m., New York City time, on March 8, 2007, unless Mittal Steel USA extends the consent solicitation. If Mittal Steel USA extends the consent solicitation, the expiration date will be the latest time and date to which the consent solicitation is extended. Mittal Steel USA expressly reserves the right to extend the consent solicitation from time to time or for such period or periods as it may determine in its discretion by giving oral (to be confirmed in writing) or written notice of such extension to the consent agent and by making a public announcement by press release at or prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. During any extension of the consent solicitation, all consents validly executed and delivered to the consent agent will remain effective unless validly revoked prior to the execution of the supplemental indenture.

Mittal Steel USA expressly reserves the right, in its discretion, at any time to amend any of the terms of the consent solicitation. If the terms of the consent solicitation are amended prior to the expiration date in a manner that constitutes a material change, Mittal Steel USA will promptly give oral (to be confirmed in writing) or written notice of such amendment to the consent agent and disseminate a prospectus/consent solicitation statement supplement in a manner reasonably designed to give holders of the notes notice of the change on a timely basis. Mittal Steel USA expressly reserves the right, in its discretion, to waive any condition of the consent solicitation.

Mittal Steel USA expressly reserves the right, in its discretion, to terminate the consent solicitation for any reason. Any such termination will be followed promptly by public announcement thereof. In the event Mittal Steel USA terminates the consent solicitation, it will give prompt notice thereof to the consent agent and the consents previously executed and delivered pursuant to the consent solicitation will be of no further force and effect. See “— Revocation of Consents.”

Procedures for Delivering Consents

In order to consent to the proposed amendments to the indenture, a holder of notes must execute and deliver to the consent agent a copy of the accompanying letter of consent relating to the indenture, or cause the letter of consent to be delivered to the consent agent on the holder’s behalf, before the expiration date in accordance with the procedures described below.

In accordance with the indenture governing the notes, only registered holders of the notes as of 5:00 p.m., New York City time, on the record date may execute and deliver to the consent agent the letter of consent. Mittal Steel USA expects that The Depository Trust Company, or DTC, will authorize its participants, which include banks, brokers and other financial institutions, to execute letters of consent with respect to the notes they hold as of the record date through DTC as if the participants were the registered holders of those notes. Accordingly, for purposes of the consent solicitation, when the term “registered holders” is used, it includes banks, brokers and other financial institutions that are participants of DTC.

If you are a beneficial owner of notes held through a bank, broker or other financial institution, in order to consent to the proposed amendments, you must arrange for the bank, broker or other financial institution that is the registered holder to either (1) execute the letter of consent and deliver it either to the consent agent on your behalf or to you for forwarding to the consent agent before the expiration date or (2) forward a duly executed proxy from the registered holder authorizing you to execute and deliver the letter of consent with respect to the notes on behalf of the registered holder. In the case of clause (2) of the preceding sentence, you must deliver the executed letter of consent, together with the proxy, to the consent agent before the expiration date. Beneficial owners of notes are urged to contact the bank, broker or other financial institution through which they hold their notes to obtain a valid proxy or to direct that a letter of consent be executed and delivered in respect of their notes.

Giving consent by submitting a letter of consent will not affect a holder’s right to sell or transfer its notes. All consents received from the holder of record on the record date and not revoked by that holder before the execution of the supplemental indenture will be effective notwithstanding any transfer of those notes after the record date.

Registered holders of notes as of the record date who wish to consent should mail, hand deliver or send by overnight courier or facsimile a properly completed and executed letter of consent to the consent agent at the address or facsimile number set forth under “— Solicitation, Consent and Information Agents,” in accordance with the instructions set forth in this prospectus/consent solicitation statement and the letter of consent. Letters of consent should be delivered to the consent agent, not to Mittal Steel or Mittal Steel USA. However, Mittal Steel USA reserves the right to accept any letter of consent received by Mittal Steel or Mittal Steel USA. Registered holders should not tender or deliver the notes at any time.

All letters of consent that are properly completed, executed and delivered to the consent agent, and not revoked before the execution of the supplemental indenture, will be given effect in accordance with the terms of those letters of consent. Registered holders who desire to consent to the proposed amendments should complete, sign and date the applicable letter of consent and mail, deliver or send by overnight courier or facsimile (confirmed by the expiration date by physical delivery) the signed letter of consent to the consent agent at the address or facsimile number set forth under “— Solicitation, Consent and Information Agents,” all in accordance with the instructions contained in this prospectus/consent solicitation statement and the applicable letter of consent.

Letters of consent delivered by the registered holders of notes as of the record date must be executed in exactly the same manner as those registered holders’ names appear on the certificates representing the notes or on the position listings of DTC, as applicable. If notes to which a letter of consent relates are registered in the names of two or more holders, all of those holders must sign the letter of consent. If a letter of consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must so indicate when signing, and proper evidence of that person’s authority to so act must be submitted with the letter of consent. In addition, if a letter of consent relates to less than the total principal amount of notes registered in the name of a holder, the registered holder must list the certificate numbers and principal amount of notes registered in the name of that holder to which the letter of consent relates. If no aggregate principal amount of notes as to which a consent is delivered is specified, the holder will be deemed to have consented with respect to all notes of such holder. If notes are registered in different names, separate letters of consent must be signed and delivered with respect to each registered holder. If a letter of consent is executed by a person other than the registered holder, it must be accompanied by a proxy executed by the registered holder.

Registered holders of notes residing outside the United States who wish to deliver a consent must satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection therewith. If Mittal Steel USA becomes aware of any state or foreign jurisdiction where the making of the consent solicitation is prohibited, Mittal Steel USA will make a good faith effort to comply with the requirements of any such state or foreign jurisdiction. If, after such effort, Mittal Steel USA cannot comply with the requirements of any such state or foreign jurisdiction, the consent solicitation will not be made to (and consents will not be accepted from or on behalf of) registered holders in such state or foreign jurisdiction.

In connection with the consent solicitation, Mittal Steel USA will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus/consent solicitation statement, the letter of consent and related documents to the beneficial owners of the notes and in handling or forwarding deliveries of consents by their customers.

All questions as to the form of all documents and the validity (including time of receipt) regarding the consent procedures will be determined by Mittal Steel USA, in its discretion, which determination will be final and binding. Mittal Steel USA also reserves the right to waive any defects or irregularities as to deliveries of consents.

Revocation of Consents

A consent may be revoked at any time prior to the execution of the supplemental indenture. Any notice of revocation received after the execution of the supplemental indenture will not be effective, even if received prior to the expiration date. Any holder who has delivered a consent, or who succeeds to ownership of notes in respect of which a consent has previously been delivered, may validly revoke such consent prior to the execution of the supplemental indenture by delivering a written notice of revocation in accordance with the following procedures. All properly completed and executed letters of consent that are received by the consent agent will be counted as consents with respect to the proposed amendments, unless the consent agent receives a written notice of revocation prior to the execution of the supplemental indenture.

In order to be valid, a notice of revocation of consent must contain the name of the person who delivered the consent and the description of the notes to which it relates, the certificate numbers of such notes and the aggregate principal amount represented by such notes. The revocation of consent must be signed by the holder thereof in the same manner as the original signature on the letter of consent (including any required signature guarantees) or be accompanied by evidence satisfactory to Mittal Steel USA and the consent agent that the person revoking the consent has the legal authority to revoke such consent on behalf of the holder. If the letter of consent was executed by a person other than the registered holder of the notes, the notice of revocation of consent must be accompanied by a valid proxy signed by such registered holder and authorizing the revocation of the registered holder’s consent. To be effective, a revocation of consent must be received prior to the execution of the supplemental indenture by the consent agent, at the address set forth below. A purported notice of revocation that lacks any of the required information or is sent to an improper address will not validly revoke a consent previously given.

All questions as to the form of all documents and the validity (including time of receipt) of any revocation of consent will be determined by Mittal Steel USA, in its discretion, which determination will be final and binding. Mittal Steel USA also reserves the right to waive any defects or irregularities as to deliveries of revocations of consent.

Solicitation, Consent and Information Agents

Mittal Steel and Mittal Steel USA have retained Citigroup Global Markets Inc. to act as the solicitation agent for the consent solicitation. Mittal Steel USA has agreed to pay the solicitation agent customary fees and reimburse it for its reasonable out-of-pocket expenses. Mittal Steel and Mittal Steel USA have also agreed to indemnify the solicitation agent for certain liabilities. Questions may be directed to the solicitation agent at the following address and telephone numbers:

Citigroup Global Markets Inc.
390 Greenwich Street, 4th Floor
New York, New York 10013
Attn: Liability Management Group
Toll-free: (800) 558-3745
Collect: (212) 723-6106

Mittal Steel USA has retained The Bank of New York to act as the consent agent. Mittal Steel USA has agreed to pay the consent agent customary fees and reimburse it for reasonable out-of-pocket expenses. Mittal Steel USA has also agreed to indemnify the consent agent for certain liabilities. All executed letters of consent and notices of revocation should, and questions relating to the procedures for consenting to the proposed amendments and requests for assistance may, be directed to the consent agent at the following address and telephone and facsimile numbers:

The Bank of New York
Corporate Trust Department
Reorganization Unit
101 Barclay Street — 7 East
New York, N.Y. 10286
Attn: Mrs. Evangeline Gonzales
Telephone: (212) 815-3738
Facsimile: (212) 298-1915

Mittal Steel USA has appointed Global Bondholder Services Corporation to act as the information agent with respect to the consent solicitation. Mittal Steel USA will pay the information agent customary fees for its services and reimburse it for its reasonable out-of-pocket expenses. Mittal Steel USA has also agreed to indemnify the information agent for certain liabilities. Requests for additional copies of this prospectus/consent solicitation statement or the letter of consent may be directed to the information agent at the following address and telephone numbers:

Global Bondholder Services Corporation
65 Broadway — Suite 723
New York, New York 10006
Attn: Corporate Actions
Banks and Brokers call: (212) 430-3774
Toll free: (866) 952-2200

Fees and Expenses

Set forth below are estimates of expenses expected to be paid by Mittal Steel USA in connection with the issuance of the guarantee registered hereby and the consent solicitation. All amounts shown are estimates except for the SEC registration fees.

SEC Registration Fee	$15,350
Accounting fees and expenses	10,000
Legal fees and expenses	300,000
Printing and engraving expenses	30,000
Trustee’s fees and expenses	10,000
Solicitation, consent and information agent fees and expenses	450,000
Miscellaneous	9,650

Total	$825,000

DESCRIPTION OF GUARANTEE

The following is a summary of Mittal Steel’s proposed guarantee of the notes. The following summary is qualified by reference to the full provisions of the form of the guarantee, which has been included in Annex B to this prospectus/solicitation statement and filed as an exhibit to the registration statement of which this prospectus/consent solicitation statement forms a part.

Mittal Steel’s obligation to guarantee the notes is incorporated into the supplemental indenture. If the holders of a majority in aggregate principal amount of the notes consent to the proposed amendments, contemporaneously with the execution of the supplemental indenture, Mittal Steel will issue a guarantee of the full and punctual payment when due, whether at maturity, by acceleration, redemption or otherwise, of the principal of and interest on the notes, and all other monetary obligations of Mittal Steel USA under the amended indenture, insofar as such monetary obligations relate to the notes. It will not be necessary for new certificates to be issued evidencing the notes to reflect the benefit of the guarantee, and no separate certificates will be issued to evidence the guarantee.

Mittal Steel’s guarantee with respect to the notes will be:

•	a senior, unsecured obligation, equal in right of payment with all of Mittal Steel’s existing and future senior, unsecured debt;

•	effectively junior to Mittal Steel’s obligations secured by liens, to the extent of the value of the assets securing those obligations; and

•	senior in right of payment to Mittal Steel’s subordinated debt, if any.

Mittal Steel’s guarantee will not make Mittal Steel or any of its other subsidiaries subject to the covenants contained in the indenture and will not otherwise contain any restrictions on Mittal Steel’s operations.

Mittal Steel intends to merge with and into Arcelor, its subsidiary, with Arcelor being the surviving entity. In connection with the merger, Arcelor will be renamed ArcelorMittal, or a variation thereof, and that entity will be organized under the laws of Luxembourg. Upon the consummation of the merger, all of the debts, liabilities and duties of Mittal Steel, including the guarantee of the notes, will be transferred to ArcelorMittal by operation of law and any such debts, liabilities and duties, including the guarantee of the notes, will become the obligations of ArcelorMittal.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

To ensure compliance with Internal Revenue Service Circular 230, holders are hereby notified that any discussion of tax matters set forth in this prospectus/consent solicitation statement was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used, by any person, for the purpose of avoiding tax-related penalties under federal, state or local tax law.

The following is a general discussion of certain material U.S. federal income tax consequences of the consent solicitation to holders of the notes. It is not a complete analysis of all the potential tax considerations relating to the consent solicitation. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, in each case as of the date of this prospectus/consent solicitation statement. These authorities may be changed subsequent to the date of this prospectus/consent solicitation statement, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those described below. No ruling from the Internal Revenue Service, or IRS, has been sought with respect to the statements made herein, and there can be no assurance that the IRS will not take a position contrary to such statements or that such a contrary position taken by the IRS would not be sustained by a reviewing court.

This summary is applicable to initial purchasers of the notes who purchased the notes on original issuance at their initial offering price. It assumes that the notes are held as capital assets. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to the holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	expatriates;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose functional currency is not the U.S. dollar;

•	persons that hold notes as part of a hedge, straddle or conversion transaction;

•	persons deemed to sell notes under the constructive sale provisions of the Code; or

•	partnerships or other pass-through entities.

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding notes is urged to consult his or her tax advisor regarding the tax consequences of the consent solicitation.

For purposes of this discussion, a holder is a “U.S. Holder” if such holder is a beneficial owner of a note and is:

•	a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or that has elected to be treated as a U.S. trust.

A holder is a “Non-U.S. Holder” if such holder is not a U.S. Holder and is not a partnership.

General

Although the issue is not free from doubt, a holder of notes should not recognize any income, gain or loss as a result of the implementation of the proposed amendments to the indenture governing the notes and the provision of Mittal Steel’s guarantee, and such holder should continue to have the same tax basis and holding period with respect to the notes as it had before the consent solicitation.

Tax Consequences of the Proposed Amendments and Mittal Steel’s Guarantee of the Notes to U.S. Holders

Generally

The modification of the terms of a debt instrument is treated, for U.S. federal income tax purposes, as a “deemed” exchange of an old debt instrument for a new debt instrument if such modification is “significant” as determined for U.S. federal income tax purposes. For these purposes, a modification of the terms of a debt instrument is significant if, based on all the facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant. Although the matter is not free from doubt, the adoption of the proposed amendments, in and of itself, should not constitute a significant modification of the terms of the notes for U.S. federal income tax purposes. Upon adoption of the proposed amendments, Mittal Steel will also guarantee Mittal Steel USA’s payment obligations with respect to the notes. The Treasury regulations provide that the addition of a co-obligor on a debt instrument is a significant modification if the addition of the co-obligor results in a change in payment expectations. The Treasury regulations further provide that a change in payment expectations occurs if, as a result of a transaction, there is substantial enhancement of the obligor’s capacity to meet the payment obligations under a debt instrument and that capacity was primarily speculative prior to the modification and is adequate after the modification. Mittal Steel and Mittal Steel USA believe that, although not free from doubt, Mittal Steel USA’s capacity to meet its payment obligations under the notes was not “primarily speculative” within the meaning of the relevant Treasury regulations prior to the modification or the provision of the guarantee does not constitute a “substantial enhancement” of Mittal Steel USA’s “capacity” to meet its payment obligations under the notes within the meaning of the relevant Treasury regulations, in which case the provision of the guarantee would not result in a significant modification, and accordingly there would be no “deemed” exchange of the notes for U.S. federal income tax purposes and holders would not recognize any gain or loss. In addition, holders would continue to have the same tax basis and holding period with respect to the notes as they had before the consent solicitation. To the extent the notes were originally issued with original issue discount, or OID, holders would continue to be required to include OID in gross income under a constant yield method in advance of the receipt of cash attributable to that income, regardless of the holder’s method of tax accounting. Mittal Steel and Mittal Steel USA believe that there is no “deemed” exchange and intend to treat the transaction accordingly for U.S. federal income tax purposes.

Recapitalization Treatment

If the proposed amendments or Mittal Steel’s guarantee was to be treated as a significant modification of the notes for U.S. federal income tax purposes, a holder would be treated as having exchanged its “old” notes for “new” notes for U.S. federal income tax purposes. Even so, the “deemed” exchange would not be taxable if the notes, as originally issued and as amended, constitute “securities” for U.S. federal income tax purposes. In such event, the “deemed” exchange would be treated as a tax-free recapitalization for U.S. federal income tax purposes. There is no precise definition of what constitutes a “security” under U.S. federal income tax law. The determination of whether a debt instrument is a security for U.S. federal income tax purposes requires an overall evaluation of the nature of the debt instrument, with the term of the debt instrument regarded as one of the more important factors. A debt instrument with a term to maturity of five years or less generally does not qualify as a security, and a debt instrument with a term to maturity of ten years or more generally does qualify as a security. Whether a debt instrument with a term to maturity of between five and ten years qualifies as a security is unclear. The “old” notes had original maturities of ten years and the “new” notes would have original maturities of more than seven years. Therefore, although the matter is not free from doubt, given the maturities and the other terms of the “old” notes and the “new” notes, the notes should constitute securities for U.S. federal income tax purposes. In such event, even if there were a “deemed” exchange, a holder of an “old”

note would not recognize any income, gain or loss as a result of the proposed amendments or Mittal Steel’s guarantee, provided the “principal amount” of the new securities does not exceed the “principal amount” of the old securities. For this purpose, principal amount may mean issue price. See “— Original Issue Discount” below for a discussion concerning the issue price of the “new” notes. The holder would take a tax basis in the “new” note equal to its tax basis in the “old” note immediately prior to the “deemed” exchange and the holder’s holding period for the “new” note would include the period during which the “old” note was held.

Treatment if Recapitalization Does Not Apply

If, on the other hand, the proposed amendments or Mittal Steel’s guarantee was to be treated as constituting a significant modification of the notes resulting in a “deemed” exchange, and if the “deemed” exchange was not treated as a recapitalization for U.S. federal income tax purposes (e.g., because the “new” notes were not considered securities for U.S. federal income tax purposes), a holder would recognize gain or loss at the time of such “deemed” exchange. The amount of such gain or loss would be equal to the difference, if any, between the amount realized by the holder in the “deemed” exchange and the holder’s adjusted tax basis in the notes deemed to be exchanged. The amount realized would be the issue price of the “new” notes. See “— Original Issue Discount” below for a discussion concerning issue price. In addition, the holder’s holding period in the “new” notes that are deemed to be received would begin on the day after the “deemed” exchange and the holder’s tax basis in the “new” notes would be equal to the amount realized by such holder in the “deemed” exchange.

Original Issue Discount

If there is a “deemed” exchange of “old” notes for “new” notes as a result of the proposed amendments or Mittal Steel’s guarantee, regardless of whether or not the “deemed” exchange qualifies as a recapitalization, the “new” notes will be treated as issued with OID in an amount equal to the excess, if any (to the extent that it exceeds a statutorily defined de minimis amount), of the stated redemption price at maturity of the “new” notes over their respective issue price. If the “new” notes are considered to be publicly traded for purposes of the applicable provisions of the Code, the “new” notes will have an issue price equal to the fair market value of the “new” notes. If the “new” notes are not considered to be publicly traded for purposes of the applicable provisions of the Code, but the “old” notes are considered to be so publicly traded, the “new” notes will have an issue price equal to the fair market value of the “old” notes. If neither the “old” notes nor the “new” notes are publicly traded, the issue price of the “new” notes would be the “new” notes’ stated principal amount. The notes appear on a quotation medium (i.e., a system of general circulation that provides a reasonable basis to determine their fair market value by disseminating either recent price quotations of one or more identified brokers, dealers or traders or actual prices of recent sales transactions), and therefore both the “old” notes and the “new” notes should be considered publicly traded. A holder that is deemed to hold “new” notes with OID generally would be required to include OID in gross income under a constant yield method in advance of the receipt of cash attributable to that income regardless of the holder’s method of tax accounting. The amount of OID required to be included in gross income with respect to the “new” notes may differ from the amount of OID (if any) required to be included in gross income with respect to the “old” notes.

Backup Withholding and Information Reporting on New Notes

Information reporting on IRS Form 1099 and backup withholding at a current rate of 28% will not apply to OID, if any, with respect to a U.S. Holder on “new” notes if such holder is an “exempt recipient” or in the case of backup withholding certifies in an IRS Form W-9 that it is not subject to backup withholding.

Tax Consequences to U.S. Holders That Do Not Consent

Provided that holders of a majority in principal amount of the notes provide the necessary consents, Mittal Steel’s guarantee and the proposed amendments will apply to all holders, not merely those who consent. In such event, the U.S. federal income tax consequences to U.S. Holders that do not consent will be the same as those described above.

Tax Consequences of the Proposed Amendments and Mittal Steel’s Guarantee of the Notes to Non-U.S. Holders

Generally

As discussed above under “— Tax Consequences of the Proposed Amendments and Mittal Steel’s Guarantee of the Notes to U.S Holders — Generally,” although not free from doubt, it is not expected that there should be a “deemed” exchange of the notes for U.S. federal income tax purposes on which gain or loss would be recognized. Furthermore, as discussed above under “— Tax Consequences of the Proposed Amendments and Mittal Steel’s Guarantee of the Notes to U.S. Holders — Recapitalization Treatment,” even if there was such a “deemed” exchange, it should constitute a recapitalization, in which case holders would generally not recognize any income, gain or loss unless the “principal amount” of the “new” notes exceeded the “principal amount” of the “old” notes, as described above. Also, even if there was a “deemed” exchange which did not constitute a recapitalization, a Non-U.S. Holder of “new” notes generally would not be subject to U.S. federal income tax on any gain recognized on the “deemed” exchange unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); (ii) the Non-U.S. Holder is an individual who holds the “new” notes as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a U.S. “tax home” (as defined for U.S. federal income tax purposes) or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual; or (iii) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates. In the case of a Non-U.S. Holder that is described under clauses (i), (ii) and, in some cases, (iii) above, any gain recognized would be subject to U.S. federal income tax on net income and, in addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax as described below under “— Original Issue Discount.” An individual Non-U.S. Holder that is described under clause (ii) above would be subject to a flat 30% tax on recognized gain derived from the sale, which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a U.S. resident).

Original Issue Discount

As discussed above under “— Tax Consequences of the Proposed Amendments and Mittal Steel’s Guarantee of the Notes to U.S. Holders — Original Issue Discount,” if contrary to expectations there is a “deemed” exchange, this could result in there being OID on the “new” notes.

OID, if any, on the “new” notes with respect to a Non-U.S. Holder would not be subject to U.S. federal withholding tax, provided that (i) such Non-U.S. Holder did not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the stock of Mittal Steel USA entitled to vote; (ii) such Non-U.S. Holder was not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to Mittal Steel USA through stock ownership; (iii) such Non-U.S. Holder was not a bank receiving interest described in section 881(c)(3)(A) of the Code; and (iv) certain certification requirements (summarized below) would be met (the “Portfolio Interest Exemption”). If a Non-U.S. Holder of a “new” note was engaged in a trade or business in the United States, and if OID, if any, on such “new” note was effectively connected with the conduct of such trade or business (and, if certain tax treaties applied, was attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from U.S. withholding tax, generally would be subject to regular U.S. income tax on such OID. In addition, if such Non-U.S. Holder was a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, OID, if any, on a “new” note would be included in the earnings and profits of such Non-U.S. Holder if such OID was effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

OID, if any, on a “new” note with respect to a Non-U.S. Holder generally would qualify for the Portfolio Interest Exemption or, as the case may be, the exception from withholding for income effectively connected with the conduct of a trade or business in the United States if, at the time a payment is made, the withholding agent holds a valid IRS Form W-8BEN or IRS Form W-8ECI, respectively, and, if necessary, IRS Form W-8IMY (or an acceptable substitute respective form), from the Non-U.S. Holder and can reliably associate such payment with such Form W-8BEN or W-8ECI. In addition, under certain circumstances, a withholding agent is allowed to rely on Form W-8BEN (or an acceptable substitute form) furnished by a financial institution or other intermediary on behalf of one or more Non-U.S. Holders (or other intermediaries) without having to obtain copies of the Non-U.S. Holder’s Form W-8BEN (or substitute thereof), provided that the financial institution or intermediary has entered into a withholding agreement with the IRS and thus is a “qualified intermediary,” and may not be required to withhold on payments made to certain other intermediaries if certain conditions are met.

Backup Withholding and Information Reporting on New Notes

Information reporting on IRS Form 1099 and backup withholding at a current rate of 28% will not apply to OID, if any, with respect to a Non-U.S. Holder on “new” notes if the certification described above under “ — Original Issue Discount” is received, provided that the payor does not have actual knowledge that the Non-U.S. Holder is a U.S. person. However, OID, if any, may be required to be reported annually on IRS Form 1042S.

Tax Consequences to Non-U.S. Holders That Do Not Consent

As similarly described above under “— Tax Consequences to U.S. Holders That Do Not Consent,” the U.S. federal income tax consequences to Non-U.S. Holders who do not consent will be the same as for Non-U.S. Holders who do consent, as described above.

ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE CONSENT SOLICITATION TO THEIR PARTICULAR CIRCUMSTANCES.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Except as otherwise noted below, all of the financial statements included or incorporated by reference in this prospectus/consent solicitation statement for Mittal Steel have been prepared in accordance with U.S. GAAP. The financial statements included or incorporated by reference in this prospectus/consent solicitation statement for Arcelor have been prepared in accordance with IFRS.

For purposes of its regulatory filings in Europe relating to its listing on stock exchanges in Amsterdam, Brussels, Luxembourg, Madrid, Barcelona, Bilbao, Valencia and Paris, Mittal Steel also prepares, beginning with the fiscal year ended December 31, 2005, financial statements in accordance with IFRS. In addition, the pro forma financial information included or incorporated by reference herein to reflect the acquisition of Arcelor by Mittal Steel and certain other events was prepared on the basis of IFRS. Further, commencing with its press release announcing its results for the third quarter of 2006, Mittal Steel’s financial information has been presented in accordance with IFRS. Mittal Steel’s Annual Report on Form 20-F with respect to the fiscal year ended December 31, 2006 will include financial statements prepared in accordance with IFRS.

The matters described below summarize certain differences between U.S. GAAP and IFRS. Note holders should consult their own professional advisors for an understanding of the differences between U.S. GAAP and IFRS, and how those differences might affect the available financial information about Mittal Steel.

Business Combinations

Negative Goodwill

Under U.S. GAAP, any negative goodwill has to be allocated on a pro-rata basis to all acquired assets other than all current assets, all financial assets (other than equity investments), assets to be disposed of by sale, prepaid assets relating to pensions, and deferred taxes. Any remaining negative goodwill is recognized as an extraordinary gain in the income statement.

Under IFRS, when the purchase price allocation results in negative goodwill, the acquirer must reassess the identification and measurement of the acquired assets, liabilities and contingent liabilities. Any excess that remains is recognized immediately in the income statement.

Contingent Liabilities

Both under U.S. GAAP and IFRS contingent liabilities are included in the allocation of the purchase price, however in U.S. GAAP they should be probable and measurable, while IFRS only has the measurable criteria.

Minority Interest

Under U.S. GAAP, minority interest is generally measured as the minority’s proportion of the pre-acquisition historical book value of the identifiable net assets acquired. Under IFRS, minority interest is measured as the minority’s proportion of the net fair value of the identifiable net assets acquired.

Under U.S. GAAP, minority interest is presented separately in the financial statements. Under IFRS, minority interest is presented as a component of equity.

Step Acquisitions

Under U.S. GAAP, revaluation of previous interests in the acquirer’s net assets in step acquisitions is not allowed.

Under IFRS, the revaluation of previous interests at fair value at each acquisition date is required.

  Impairment Test

Both under U.S. GAAP and IFRS, goodwill is reviewed for impairment, at least annually or whenever events or changes in circumstances indicate that the recoverability of the carrying amount must be assessed.

Under U.S. GAAP, an impairment test is two tiered. An impairment test using discounted cash flows is performed only if the asset fails a recoverability test performed on the basis of undiscounted cash flows. An impairment loss is calculated by comparing the asset’s carrying amount to its fair value.

Under IFRS, if an indicator for impairment is identified, an impairment test is performed using discounted cash flows. Therefore, an impairment loss could be recognized earlier under IFRS.

Under U.S. GAAP, reversal of impairment is not allowed.

Under IFRS, impairment losses may reverse, due to changed circumstances, except for an impairment loss for goodwill.

Consolidation

Subsidiaries

Under U.S. GAAP, the usual condition for consolidating a financial interest is ownership of a majority voting interest and as a general rule, ownership, either directly or indirectly, of over 50% of the outstanding voting shares constitutes control.

Under IFRS, consolidation of subsidiaries is required over which a parent company exercises control. Control is considered as being exercised in cases where a parent is in a position to manage the subsidiary’s financial and operating policies with a view to benefiting from its business.

Special Purpose Entities

Under U.S. GAAP, certain variable interest entities are to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Under IFRS, consolidation of special purpose entities (SPEs) is required where the substance of the relationship indicates that an entity controls the SPE.

Employee Benefits

Although the basic principles for accounting for defined benefit plans are similar in U.S. GAAP and IFRS there are a number of differences that can have a major impact.

Minimum Pension Liability and “Asset Ceiling”

Under U.S. GAAP, a minimum pension liability is recorded if the accumulated benefit obligation exceeds the plan assets.

IFRS does not recognize a minimum pension liability.

Under IFRS, a pension asset may not always be recognized as it needs to be evaluated against the criteria for the “asset ceiling.”

Under U.S. GAAP there is no such concept of “asset ceiling.”

Past Service Cost

Under U.S. GAAP, prior service cost related to retirees is amortized over the average remaining service period of active plan participants (if the plan participants are mainly active employees) or over the average remaining life expectancy of retirees (if the plan participants are mainly retirees).

Under IFRS, all past service cost related to retirees and vested active employees is expensed immediately.

Income Taxes

Although the general approach under U.S. GAAP and IFRS is similar there are a number of differences. Differences amongst others relate to deferred tax on goodwill, deferred tax on investments in subsidiaries, post acquisition recognition of acquiree’s tax losses and recognition of previously unrecognized tax losses.

Under U.S. GAAP, the use of substantively enacted tax rates is prohibited.

Under IFRS, deferred tax is calculated using the tax rates and tax laws that have been enacted or substantively enacted.

Inventories

Under U.S. GAAP, when the cost of inventories is no longer recoverable, inventories are to be written down to their current replacement cost, which should not exceed their net realizable value.

Under IFRS, inventories should be written down to their net realizable value, which is the estimated selling price in the ordinary course of business less the costs of completion and sales costs.

Under U.S. GAAP, an impairment loss may not be reversed once it has been recognized.

Under IFRS, the reversal of a previous impairment of inventory if it is no longer required is permitted.

Under U.S. GAAP, the LIFO (last in-first out) method is permitted, whereas under IFRS it is prohibited.

Financial Instruments

Classification and Measurement

U.S. GAAP and IFRS provisions on classification and measurement of financial instruments are similar, except that under U.S. GAAP there is no option to designate any financial asset on initial recognition at fair value through profit or loss; only items that qualify as trading would be classified at fair value through profit and loss. Under U.S. GAAP, debt securities must be classified according to management’s intent to hold the security in one of the following categories: trading, held-to-maturity, or available-for-sale. Equity securities are classified as either trading or available for sale.

Under IFRS, measurement of financial assets depends on their classification in one of the following categories: held-to-maturity investments; loans and receivables; financial assets at fair value through profit or loss and available-for-sale financial assets.

Hybrid Financing

Under U.S. GAAP, an issuer is required to classify a financial instrument that is within its scope as a liability (or asset in some circumstances) when the financial instrument embodies an obligation of the issuer.

Under IFRS, an instrument is classified as equity when it does not contain an obligation to transfer economic resources. An entity recognizes separately the components of a financial instrument that (a) creates a financial liability of the entity and (b) grants an option to the holder of the instrument to convert it into an equity instrument of the entity.

Derivatives and Hedging

U.S. GAAP and IFRS guidelines for hedging activities are generally similar. Both require that derivatives be initially recorded at fair value on the balance sheet as either financial assets or liabilities. Both also require that derivatives be subsequently measured at fair value regardless of any hedging relationship that might exist. U.S. GAAP and IFRS permit special accounting treatment for financial and derivative instruments that are designated as hedged items or as hedging instruments if certain criteria are met (hedge accounting). However, there are differences between the standards as to which transactions will qualify for hedge accounting and as to how some of the hedge accounting provisions are applied.

U.S. GAAP allows, assuming stringent conditions are met, a short-cut method that assumes perfect effectiveness for certain hedging relationships involving interest rate swaps. This exemption from performing quantitative retrospective effectiveness tests is not allowed under IFRS.

Intangible Assets

Under U.S. GAAP, general research and development costs that are not covered by separate standards are expensed as they are incurred.

Under IFRS, the costs of research must be expensed as they are incurred. When the technical and economic feasibility of a project can be demonstrated, and further prescribed conditions are satisfied, the costs of the development of the project must be capitalized.

Provisions

Restructuring Provisions

Under U.S. GAAP, a liability for costs associated with exit or disposal activities, other than in a business combination, is recognized when the liability is incurred. The liability is to be measured at fair value and adjusted for changes in estimated cash flows. Recognition of a liability based solely on commitment to a plan is prohibited under U.S. GAAP. Restructuring provision must meet the definition of a liability, including certain criteria regarding the likelihood that no changes will be made to the plan or that the plan will be withdrawn.

Under IFRS, a present obligation exists only when the entity is “demonstrably committed’’ to the restructuring. An entity is usually demonstrably committed when there is a binding sale agreement (legal obligation), or when the entity has a detailed formal plan for the restructuring and is unable to withdraw because it has started to implement the plan or announced its main features to those affected (constructive obligation).

Asset Retirement Obligations

Under U.S. GAAP, the provision is built up in cash flow layers with each layer discounted using the discount rate at the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted.

Under IFRS, if there is a change in the discount rate the entire provision must be recalculated using the current discount rate.

LEGAL MATTERS

Legal matters relating to U.S. law and the validity of the guarantee are being passed upon for Mittal Steel by Mayer, Brown, Rowe & Maw LLP. Legal matters relating to Dutch law are being passed upon for Mittal Steel by NautaDutilh N.V.

EXPERTS

The consolidated financial statements of Mittal Steel Company N.V. (formerly Ispat International N.V.) and subsidiaries for 2003, 2004 and 2005, except for the consolidated financial statements of Mittal Steel Holdings A.G. (formerly Mittal Steel Holdings N.V., formerly LNM Holdings N.V., a consolidated subsidiary) (except for Mittal Steel Poland, S.A. (formerly Ispat Polska, S.A.), a consolidated subsidiary of Mittal Steel Holdings A.G., whose consolidated financial statements for the year ended December 31, 2004 were audited by Deloitte Accountants B.V.), as of December 31, 2004, and for each of the two years in the period ended December 31, 2004, incorporated in this prospectus/consent solicitation statement by reference have been audited by Deloitte Accountants B.V. as stated in their report which is incorporated by reference herein. The financial statements of Mittal Steel Holdings A.G. and subsidiaries (consolidated with those of Mittal Steel) (not separately incorporated by reference herein) as of December 31, 2004 and for each of the two years in the period ended December 31, 2004, have been audited by Ernst & Young Accountants, except for the consolidated financial statements of Mittal Steel South Africa (formerly Ispat Iscor Limited, formerly Iscor Limited), a consolidated subsidiary of Mittal Steel Holdings A.G. as of and for the year ended December 31, 2004, and an equity method investment for the year ended December 31, 2003 (not separately incorporated by reference herein), which have been audited by KPMG Inc., as stated in their reports incorporated by reference herein. Such financial statements of Mittal Steel and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent registered public accounting firms.

The consolidated financial statements and schedule of ISG and its subsidiaries as of December 31, 2004 and 2003 and for each of the years in the two-year period ended December 31, 2004, and for the period from inception, February 22, 2002, through December 31, 2002 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report refers to a change in the method of accounting for inventories on the last-in, first-out basis, effective January 1, 2004.

The consolidated financial statements of Arcelor and its subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein in reliance upon the report of KPMG Audit S.à.r.l., independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

In December 2004, Ernst & Young Accountants, then Mittal Steel Holdings’ independent registered public accounting firm, advised the Audit Committee of Mittal Steel that it had identified an independence issue related to providing prohibited payroll services in The Netherlands. These services involved processing payroll for approximately 17 employees of Mittal Steel Holdings’ Rotterdam office in 2002, 2003 and early 2004. In connection with the performance of these payroll processing services, Ernst & Young Accountants received Mittal Steel Holdings’ funds into a bank account jointly controlled by Ernst & Young Accountants and Mittal Steel Holdings totaling approximately fifty thousand dollars per month, which were used to make monthly payroll payments. This service ceased in February 2004. Ernst & Young Accountants received fees for these payroll services of approximately seven thousand dollars per year in 2002 and 2003, respectively.

The independence rules of the American Institute of Certified Public Accountants, as well as the SEC auditor independence rules, prohibit a bank account jointly controlled by Mittal Steel Holdings and Ernst & Young Accountants. Mittal Steel’s Audit Committee and Ernst & Young Accountants have discussed Ernst & Young Accountants’ independence with respect to Mittal Steel Holdings in light of the foregoing facts. Both Mittal Steel’s Audit Committee and Ernst & Young Accountants have considered the impact that the holding and paying of these funds may have had on Ernst & Young Accountants’ independence with respect to Mittal Steel Holdings and have each independently concluded that there has been no impairment of Ernst & Young Accountants’ independence. In making this determination, Ernst & Young Accountants and the Mittal Steel Audit Committee considered, among other matters, the de minimis amount of funds involved and that the payroll expenses involved were not material to the consolidated financial statements of Mittal Steel Holdings. Furthermore, the payroll calculations for 2002 through February 2004 have been recalculated by an unrelated third party.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Mittal Steel is currently organized under the laws of The Netherlands and its successor, ArcelorMittal, will be organized under the laws of Luxembourg following Mittal Steel’s intended merger with and into Arcelor, its subsidiary. The majority of Mittal Steel’s assets are located outside the United States and a majority of Mittal Steel’s directors and officers and some of the experts named herein reside outside the United States. As a result, U.S. investors may find it difficult:

•	to effect service of process within the United States upon Mittal Steel and the directors and officers of Mittal Steel located outside the United States;

•	to enforce in U.S. courts or outside the United States judgments obtained against the directors and officers of Mittal Steel in U.S. courts; and

•	to enforce in U.S. courts judgments obtained against the directors and officers of Mittal Steel in courts in jurisdictions outside the United States.

In the event Mittal Steel merges with Arcelor, its subsidiary, the same limitations will likely apply with respect to the surviving entity, ArcelorMittal.

Mittal Steel’s counsel has advised Mittal Steel that there is doubt as to the enforceability in The Netherlands and in Luxembourg in original actions or actions for enforcement of judgments of U.S. courts of civil liabilities predicated solely upon the U.S. federal securities laws. Mittal Steel has been further advised by counsel that the United States does not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters with The Netherlands or Luxembourg. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be immediately enforceable in The Netherlands or in Luxembourg. However, if the party in whose favor such judgment is rendered brings a new suit in a competent court in The Netherlands or in Luxembourg, as the case may be, that party may submit the final judgment that has been rendered in the United States to the applicable court. If such court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings that are compatible with concepts of due process in The Netherlands or in Luxembourg, as applicable, to the extent that the court is of the opinion that reasonableness and fairness so require, the court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without re-litigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in The Netherlands or in Luxembourg, as applicable. It is not certain, however, that these court practices also apply to default judgments.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

Mittal Steel files annual reports on Form 20-F with, and furnishes other information under cover of a report on Form 6-K to, the SEC under the Exchange Act. Prior to December 17, 2004, Mittal Steel filed with, or furnished to, the SEC documents under its former name Ispat International N.V. You may read and copy this information, or obtain copies of this information by mail, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports and other information about issuers, like Mittal Steel, who file electronically with the SEC. The address of that site is http://www.sec.gov.

As a foreign private issuer, Mittal Steel is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC. Mittal Steel’s officers, directors and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

Mittal Steel has filed a registration statement with the SEC under the Securities Act of 1933, as amended, of which this prospectus/consent solicitation statement forms a part, to register the guarantee to be issued in connection with the consent solicitation. As allowed by the SEC’s rules, this prospectus/consent solicitation statement does not contain all of the information you can find in the registration statement and its exhibits. As a result, statements in this prospectus/consent solicitation statement concerning the contents of any contract, agreement or other document are not necessarily complete. If any contract, agreement or other document is filed as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

Mittal Steel’s class A common shares are listed on the stock exchanges of New York, Amsterdam, Paris, Brussels, Luxembourg and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia. Each exchange has its own requirements for the provision of periodic reports, proxy statements and other information. You are free to inspect any such information by contacting the relevant stock exchange, including at the offices of the NYSE, 20 Broad Street, New York, New York, 10005.

Incorporation of Documents by Reference

The SEC allows Mittal Steel to “incorporate by reference” information into this prospectus/consent solicitation statement, which means that Mittal Steel can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus/consent solicitation statement, except for any information superseded by information contained directly in this prospectus/consent solicitation statement, any prospectus/consent solicitation statement supplement or subsequent filings deemed incorporated by reference into this prospectus/consent solicitation statement.

This prospectus/consent solicitation statement incorporates by reference the documents set forth below that Mittal Steel has previously filed with or furnished to the SEC. These documents contain important information about Mittal Steel and its results of operations and financial condition:

•	Mittal Steel’s Current Report on Form 6-K, dated September 30, 2005, containing International Steel Group Inc.’s audited consolidated financial statements and schedule as of December 31, 2004 and 2003 and for each of the years in the two-year period ended December 31, 2004, and for the period from inception, February 22, 2002, through December 31, 2002, and the unaudited consolidated financial statements of Mittal Steel USA ISG Inc. (formerly known as International Steel Group Inc.) as of March 31, 2005 and for the three months ended March 31, 2004 and 2005;

•	Mittal Steel’s Annual Report on Form 20-F, dated March 20, 2006, for the fiscal year ended December 31, 2005;

•	Mittal Steel’s Current Report on Form 6-K, dated June 29, 2006, containing the Memorandum of Understanding dated June 25, 2006, between Arcelor, Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal;

•	Pages 54-75 and 200-202 of Exhibit 99.1 to Mittal Steel’s Current Report on Form 6-K, dated July 7, 2006;

•	Mittal Steel’s Current Report on Form 6-K, dated August 4, 2006, containing Mittal Steel’s press release announcing its Management Board and Board of Directors;

•	Mittal Steel’s Current Report on Form 6-K, dated August 16, 2006, containing Mittal Steel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the three and six months ended June 30, 2006;

•	Mittal Steel’s Current Report on Form 6-K, dated September 1, 2006, containing Mittal Steel’s press release announcing the grant of 3,920,050 options to purchase its Class A Shares to certain executive board members, members of senior management and key employees;

•	Mittal Steel’s Current Report on Form 6-K, dated October 30, 2006, containing Mittal Steel’s press release announcing the approval of the new Board of Directors for Mittal Steel;

•	Exhibit 99.2 to Mittal Steel’s Current Report on Form 6-K, dated November 6, 2006, containing Mittal Steel’s press release announcing the reorganization of its senior management structure;

•	Mittal Steel’s Current Report on Form 6-K, dated November 13, 2006, containing Mittal Steel’s press release announcing that the directors of the Strategic Steel Stichting decided not to dissolve the foundation, which would have permitted the sale of Dofasco Inc.;

•	Mittal Steel’s Current Report on Form 6-K, dated November 14, 2006, containing Mittal Steel’s press release announcing the early redemption of Arcelor’s OCEANEs and reiterating merger terms;

•	Exhibit 99.2 and Exhibit 99.3 to Mittal Steel’s Current Report on Form 6-K, dated December 7, 2006, containing Mittal Steel’s press releases announcing the sale of its Thuringen long carbon steel plant and the signing of its (EUR) 17 billion credit facility;

•	Mittal Steel’s Current Report on Form 6-K, dated December 11, 2006, containing Mittal Steel’s press release announcing the conclusion of the review by Mittal Steel and the Government of Liberia of the mining development agreement signed in 2005;

•	Mittal Steel’s Current Report on Form 6-K, dated December 13, 2006, containing Mittal Steel’s press release announcing the sale of its Italian long carbon steel plant;

•	Mittal Steel’s Current Report on Form 6-K, dated December 20, 2006, containing Mittal Steel’s press release announcing the acquisition of Sicartsa, the leading Mexican long steel producer;

•	Mittal Steel’s Current Report on Form 6-K, dated December 26, 2006, containing Mittal Steel’s press release announcing that ThyssenKrupp AG initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam;

•	Mittal Steel’s Current Report on Form 6-K, dated January 10, 2007, containing Mittal Steel’s press release announcing the decision not to sue the Strategic Steel Stichting over Dofasco Inc.;

•	Mittal Steel’s Current Report on Form 6-K, dated January 19, 2007, containing Mittal Steel’s press release announcing the sale of Huta Bankowa by Mittal Steel;

•	Mittal Steel’s Current Report on Form 6-K, dated January 23, 2007, containing Mittal Steel’s press release announcing Rotterdam court’s denial of ThyssenKrupp’s petition for an order directing Mittal Steel to cause Arcelor to sue Strategic Steel Stichting;

•	Mittal Steel’s Current Report on Form 6-K, dated February 2, 2007, containing Mittal Steel’s press release announcing that the board of directors of Mittal Steel declared an interim dividend;

•	Mittal Steel’s Current Report on Form 6-K, dated February 14, 2007, containing Mittal Steel’s press releases announcing its response to Comissão de Valores Mobiliários and that Mittal Steel is increasing European flat carbon steel prices;

•	Mittal Steel’s Current Report on Form 6-K, dated February 16, 2007, containing Mittal Steel’s press release announcing Mittal Steel’s partnership for a seamless tube mill in Saudi Arabia;

•	Mittal Steel’s Current Report on Form 6-K, dated February 22, 2007, containing Mittal Steel’s unaudited condensed consolidated financial statements for the three month and six month periods ended June 30, 2006;

•	Mittal Steel’s Current Report on Form 6-K, dated February 22, 2007, containing the audited consolidated financial statements of Arcelor and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2005 and 2004, and the consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2005, 2004 and 2003, and the unaudited condensed consolidated financial statements of Arcelor and its consolidated subsidiaries, including the condensed consolidated balance sheets as of June 30, 2006 and December 31, 2005, and the condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the six-month periods ended June 30, 2006 and 2005;

•	Mittal Steel’s Current Report on Form 6-K, dated February 22, 2007, containing Mittal Steel’s unaudited pro forma condensed combined balance sheet as of June 30, 2006 and the unaudited pro forma condensed combined income statements for the year ended December 31, 2005 and for the six months ended June 30, 2006, adjusted after giving effect to the following transactions as if they occurred on June 30, 2006 for the pro forma condensed combined balance sheet and as if they occurred on January 1, 2005 for the pro forma condensed combined statements of income: (x) the acquisition by Mittal Steel of 100% of the common shares of ISG, (y) the acquisition by Mittal Steel of common shares and OCEANEs of Arcelor representing 94.2% of Arcelor’s share capital (on a fully diluted basis) and (z) the proposed acquisition by Mittal Steel of the remaining outstanding minority interests in Arcelor Brasil; and

•	Mittal Steel’s Current Report on Form 6-K, dated February 22, 2007, containing an extract of Mittal Steel’s press release announcing full year and fourth quarter 2006 earnings.

In addition, all documents filed by Mittal Steel with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 2005, and, to the extent expressly stated therein, certain Reports on Form 6-K furnished by Mittal Steel after the date of this prospectus/consent solicitation statement and prior to the expiration date of the consent solicitation shall also be deemed to be incorporated by reference in this prospectus/consent solicitation statement from the date of filing of such documents. Any statement made in this prospectus/consent solicitation statement or in a document incorporated or deemed to be incorporated by reference into this prospectus/consent solicitation statement will be deemed to be modified or superseded for purposes of this prospectus/consent solicitation statement to the extent that a statement contained in any prospectus/consent solicitation statement supplement or any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus/consent solicitation statement modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus/consent solicitation statement.

You may request a copy of these filings, at no cost, by writing or telephoning Mittal Steel at:

Mittal Steel Company N.V.
Hofplein 20
3032 AC Rotterdam
The Netherlands
+31 10 217 8800
Attention: Company Secretariat

Exhibits to the filings will not be sent unless those exhibits have specifically been incorporated by reference into this prospectus/consent solicitation statement. Except as provided above, no other information, including information on Mittal Steel’s website, is incorporated by reference into this prospectus/consent solicitation statement.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT TO DECIDE WHETHER TO CONSENT TO THE PROPOSED AMENDMENTS. MITTAL STEEL HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT. THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT IS DATED AS OF THE DATE PRINTED ON THE FRONT COVER. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT TO HOLDERS OF THE NOTES NOR THE ISSUANCE OF MITTAL STEEL’S GUARANTEE OF THE NOTES SHALL CREATE ANY IMPLICATIONS TO THE CONTRARY.

ANNEX A

PROPOSED AMENDMENTS TO THE INDENTURE

I.  The following provision of the indenture would be amended as set forth below (capitalized terms used but not defined herein have the meanings given to them in the indenture, as amended by the proposed amendments; amended provisions are shown in double underlined and bolded text):

A.  Section 4.03 (Reports)

(a) Whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, so long as any Notes are outstanding, the Company within the time periods specified in the SEC’s rules and regulations if the Company were subject to Section 13(a) or 15(d), file the following reports with the SEC, even if it is not required by the SEC to do so:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file reports pursuant to Section 13(a) or 15(d), including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports pursuant to Section 13(a) or 15(d).

The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

If such filings with the SEC are not then permitted by the SEC, and such filings are not generally available on the Internet free of charge within the time periods in which the Company would be required to file a report if it were subject to Section 13(a) or 15(d) of the Exchange Act, the Company will, without charge to the Holders, furnish the Holders with copies of any such reports.

The Company will at all times comply with TIA § 314(a).

(b) For so long as any Notes remain outstanding and constitute “restricted securities” under Rule 144, if at any time it is not required to file with the SEC reports required by paragraph (a) of this Section 4.03, the Company will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(c) Notwithstanding anything to the contrary contained in Sections 4.03(a) and 4.03(b), if the Parent (i) executes and delivers a Parent Guarantee and (ii) otherwise complies with TIA § 314(a), the Company shall have no obligations pursuant to Sections 4.03(a) and 4.03(b)
 .

II.  The following definitions would be added to Section 1.01 of the indenture in their proper alphabetical locations (capitalized terms used but not defined herein have the meanings given to them in the indenture, as amended by the proposed amendments):

“Parent” means, as of          , 2007, Mittal Steel Company N.V., a company organized under the laws of The Netherlands, or any other Person who thereafter is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting stock or total common equity of the Company.

“Parent Guarantee” means an unconditional Guarantee by a Parent, on a senior unsecured basis, of all monetary obligations of the Company under this Indenture and any outstanding Notes.

A-1

ANNEX B

FORM OF GUARANTEE

GUARANTEE dated as of          , 2007 by MITTAL STEEL COMPANY N.V., a company organized under the laws of The Netherlands (the “Parent Guarantor”), in favor of each Holder of the 6.500% Senior Notes due 2014 (the “Notes”) issued by the Company under the Indenture and THE BANK OF NEW YORK, a New York banking corporation, as trustee under the Indenture (the “Trustee”). Defined terms used herein shall have the respective meanings given thereto in Article I.

RECITAL

The Company, the Guarantors and the Trustee have entered into the Indenture providing, among other things, for the issuance of the Notes. The Parent Guarantor now proposes in connection with the transactions contemplated by the Second Supplemental Indenture to guarantee the payment of the Notes and the other obligations of the Company under the Indenture and the Notes.

ARTICLE 1

DEFINITIONS

“Business Day” has the meaning given thereto in the Indenture.

“Company” means Mittal Steel USA Inc. (formerly, International Steel Group Inc.), a Delaware corporation, and any and all successors thereto.

“Guarantors” has the meaning given thereto in the Indenture.

“Holders” has the meaning given thereto in the Indenture.

“Indebtedness” has the meaning given thereto in the Indenture.

“Indenture” means the Indenture dated as of April 14, 2004, as supplemented as of August 23, 2004, among the Company, the Guarantors named therein and the Trustee, as it may be further amended, restated or supplemented from time to time (including, without limitation, as amended and supplemented on the date hereof under the Second Supplemental Indenture).

“Notes” have the meaning given thereto in the Preamble.

“Parent Guarantor” has the meaning given thereto in the Preamble, and its respective successors and assigns.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Registrar” has the meaning given thereto in the Indenture.

“Second Supplemental Indenture” means the Second Supplemental Indenture dated as of          , 2007 between the Company and the Trustee.

“Special Interest” has the meaning given thereto in the Indenture.

ARTICLE 2

GUARANTEE OF NOTES

SECTION 2.01  Guarantee.

(a) The Parent Guarantor hereby unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of any other provision of this Guarantee, the Indenture, the Notes or the obligations of the Company hereunder or thereunder, that:

(i) the principal of, premium, if any, and Special Interest, if any, and interest on, the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption, or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other obligations of the Company to the Holders or the Trustee under this Guarantee, the Indenture or the Notes will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Parent Guarantor will be obligated to pay the same immediately. The Parent Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Parent Guarantor hereby agrees that, to the fullest extent permitted by applicable law, its obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of any other provision of this Guarantee, the Notes, or the Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Parent Guarantor. The Parent Guarantor hereby waives, to the fullest extent permitted by applicable law, diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes, the Indenture and this Guarantee.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Parent Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Parent Guarantor, any amount paid either to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) The Parent Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. The Parent Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 of the Indenture for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 of the Indenture, such obligations (whether or not due and payable) will forthwith become due and payable by the Parent Guarantor for the purposes of this Guarantee.

SECTION 2.02  Ranking of Guarantee.

The obligations of the Parent Guarantor under this Guarantee will be a general unsecured obligation of the Parent Guarantor, will be equal in right of payment with any existing and future senior unsecured Indebtedness of the Parent Guarantor and will be senior in right of payment to any existing or future subordinated Indebtedness of the Parent Guarantor.

ARTICLE 3

MISCELLANEOUS

SECTION 3.01  Notices.

Any notice or communication by the Parent Guarantor or the Trustee to the other is duly given if in writing and delivered in Person or mailed by first-class mail (registered or certified, return receipt requested), telex, telecopier or overnight air courier guaranteeing next day delivery, to the other’s address.

If to the Parent Guarantor:

Mittal Steel Company N.V.
Hofplein 20
The Netherlands
Telecopier Number: +31-10-217-8850
Attention: Company Secretary

with a copy to:

Mittal Steel USA Inc.
1 South Dearborn Street, 19th Floor
Chicago, IL 60603
Telecopier Number: (312) 899-3504
Attention: Secretary

If to the Trustee:

The Bank of New York
101 Barclay Street, Floor 8W
New York NY 10285
Telecopier: (212) 815-5707
Attention: Corporate Trust Administration

The Parent Guarantor or the Trustee, by notice to the others may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered, five Business Days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Any notice or communication to a Holder will be mailed by first class mail, certified or registered, return receipt requested, by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Parent Guarantor mails a notice or communication to Holders, it will mail a copy to the Trustee at the same time.

SECTION 3.02  No Personal Liability of Directors, Officers, Employees and Stockholders.

No past, present or future director, officer, employee, incorporator or stockholder of the Parent Guarantor, as such, will have any liability for any obligations of the Parent Guarantor under the Notes, this Indenture or this Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation.

SECTION 3.03  Governing Law.

THIS GUARANTEE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 3.04  No Adverse Interpretation of Other Agreements.

This Guarantee may not be used to interpret another indenture, loan, security or debt agreement of the Parent Guarantor. No such indenture, loan, security or debt agreement may be used to interpret this Guarantee.

SECTION 3.05  Successors.

Except as otherwise provided in Section 3.06, this Guarantee shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon the Parent Guarantor and the successors thereof, and shall inure to the benefit of (and be enforceable by) the Trustee and the Holders from time to time, or their respective successors or assignees, until the Indenture shall have been satisfied and discharged in accordance with the terms thereof, and the principal of and interest, if any, on the Notes, and the obligations of the Parent Guarantor in respect of this Guarantee, have been satisfied by payment in full.

SECTION 3.06  Release.

The Parent Guarantor may be released from this Guarantee upon the sale or other transfer of the capital stock of the Company or of all or substantially all of the assets of the Company to an entity that is not the Parent Guarantor or a subsidiary of the Parent Guarantor, which release shall be effective (a) only upon (1) the execution and delivery by such transferee of a guarantee of the payment of the Notes and the other obligations of the Company under the Indenture and the Notes, in form and substance substantially similar to this Guarantee, in favor of each Holder and the Trustee, and (2) written notice by the Parent Guarantor to the Trustee accompanied by an officer’s certificate certifying as to compliance with this Section 3.06, and (b) without any further action on the part of the Trustee or any Holder. Upon any such release in compliance with the above requirements, the Trustee shall deliver an appropriate instrument evidencing such release. Any actions taken pursuant to this Section 3.06 shall not release the Company as a primary obligor under the Indenture or the Notes.

SECTION 3.07  Severability.

In case any provision of this Guarantee is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby. Except as otherwise provided herein, this Guarantee may not be waived, amended, released or otherwise changed except with the consent of the Parent Guarantor and not less than a majority in aggregate principal amount of the then outstanding Notes.

SECTION 3.08  Counterpart Originals.

The parties may sign any number of copies of this Guarantee. Each signed copy shall be deemed an original, but all of them together represent the same agreement.

IN WITNESS WHEREOF, the Parent Guarantor has caused this Guarantee to be duly executed all as of the date and year first written above.

MITTAL STEEL COMPANY N.V.

By:
Name:
Title:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.  Indemnification of Directors and Officers

Although Dutch law does not contain any provisions with respect to the indemnification of officers and directors, the concept of indemnification of directors of a company for liabilities arising from their actions as members of the executive or supervisory boards is, in principle, accepted in The Netherlands. Mittal Steel’s Articles of Association provide that managing directors be indemnified by the company to the fullest extent permitted by Dutch law against liabilities, expenses and amounts paid in settlement relating to claims, actions, suits or proceedings to which a managing director becomes a party by virtue of his or her position.

Item 9.  Exhibits

See the Exhibit Index attached to this registration statement and incorporated herein by reference.

Item 10.  Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar volume of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the

Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of the registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rotterdam, The Netherlands, on February 20, 2007.

MITTAL STEEL COMPANY N.V.

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title:  Company Secretary

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints, jointly and severally, Henk Scheffer and Sjoerd de Vries, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for his or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 20, 2007.

Signature	Title

/s/ Lakshmi N. Mittal Lakshmi N. Mittal	Chief Executive Officer (Principal Executive Officer)

/s/ Aditya Mittal Aditya Mittal	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Lakshmi N. Mittal Lakshmi N. Mittal	Chairman of the Board of Directors

/s/ Joseph J. Kinsch Joseph J. Kinsch	President of the Board of Directors

/s/ José Ramón Álvarez-Rendueles Medina José Ramón Álvarez-Rendueles Medina	Director

/s/ Edmond Pachura Edmond Pachura	Director

/s/ Guillaume de Luxembourg HRH Prince Guillaume de Luxembourg	Director

S-1

Signature	Title

/s/ Sergio Silva de Freitas Sergio Silva de Freitas	Director

/s/ Jean-Pierre Hansen Jean-Pierre Hansen	Director

Vanisha Mittal Bhatia	Director

Wilbur L. Ross, Jr.	Director

/s/ Lewis B. Kaden Lewis B. Kaden	Director

François Henri Joseph Pinault	Director

/s/ Narayanan Vaghul Narayanan Vaghul	Director

Georges Théodore Nicolas Schmit	Director

/s/ Antoine Roland Spillmann Antoine Roland Spillmann	Director

Romain Camille Luc Zaleski	Director

/s/ John Onorio Castegnaro John Onorio Castegnaro	Director

/s/ Michel Angel Marti Michel Angel Marti	Director

/s/ Manuel Fernandéz López Manuel Fernandéz López	Director

/s/ Carlos M. Hernandez Mittal Steel USA Inc. Name: Carlos M. Hernandez Title: General Counsel and Secretary	Authorized U.S. Representative

S-2

EXHIBIT INDEX

Exhibit
No.	Description

4.1	Amended and Restated Articles of Association of Mittal Steel Company N.V. dated September 7, 2006.
4.2	Fifth Amended and Restated Certificate of Incorporation of Mittal Steel USA ISG Inc. (incorporated by reference to Exhibit 3.1 of Mittal Steel USA Inc.’s Annual Report on Form 10-K for the period ended December 31, 2005).
4.3	By-Laws of Mittal Steel USA Inc. (incorporated by reference to Exhibit 3.3 of Mittal Steel USA Inc.’s Annual Report on Form 10-K for the period ended December 31, 2005).
4.4	Indenture, dated as of April 14, 2004, by and among International Steel Group Inc., certain subsidiaries of International Steel Group Inc. and The Bank of New York, as trustee, including the Form of International Steel Group Inc.’s 6.50% Senior Notes due 2014 (incorporated by reference to Exhibit 4.6 of Mittal Steel USA Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).
4.5	First Supplemental Indenture, dated as of August 23, 2004, by and among International Steel Group Inc., certain subsidiaries of International Steel Group Inc., and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.3 of Mittal Steel USA Inc.’s Registration Statement on Form S-4 (Reg. No. 333-115912), as amended).
4.6	Form of Second Supplemental Indenture by and among Mittal Steel USA Inc., Mittal Steel Company N.V. and The Bank of New York, as trustee.
4.7	Form of Mittal Steel Company N.V. Guarantee of 6.500% Senior Notes due 2014.
5.1	Opinion of Mayer, Brown, Rowe & Maw LLP, U.S. counsel to the Registrant, as to the validity of the securities.
5.2	Opinion of NautaDutilh N.V., Dutch counsel to the Registrant, as to the validity of the securities.
12.1	Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Deloitte Accountants B.V. concerning the consolidated financial statements of Mittal Steel Company N.V. and subsidiaries as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005.
23.2	Consent of Ernst & Young Accountants, concerning the consolidated financial statements of Mittal Steel Holdings N.V. and subsidiaries as of December 31, 2004 and for each of the two years in the period ended December 31, 2004.
23.3	Consent of KPMG Inc. concerning the consolidated financial statements of Iscor Limited, as of and for the years ended December 31, 2003 and Ispat Iscor Limited as of and for the year ended December 31, 2004.
23.4	Consent of KPMG LLP concerning the consolidated financial statements of International Steel Group Inc. as of December 31, 2004 and 2003 and for each of the two years ended December 31, 2004 and for the period from inception, February 22, 2002, through December 31, 2002.
23.5	Consent of KPMG Audit S.à.r.l. concerning the consolidated financial statements of Arcelor and its subsidiaries as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005.
23.6	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1).
23.7	Consent of NautaDutilh, N.V. (included in Exhibit 5.2).
24.1	Power of Attorney (included on signature page of this registration statement).
25.1	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939.
99.1	Form of Letter of Consent.